Exhibit 99.4

Chapter D - Additional Information about the Company

1.	Standard 10A: Summary of the Company's consolidated statements of income for the year ended December 31, 2010 (in NIS millions)

The quarterly statements were drafted in compliance with the International Financial Reporting Standards (IFRS)

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010	2009
Revenue	2,915	2,981	3,033	3,058	11,987	11,519
Costs and expenses	2,041	1,991	2,054	2,157	8,243	8,547
Operating profit	874	990	979	901	3,744	2,972
Finance income (expenses), net	22	(35)	(74)	(22)	(109)	31
Earnings before Group’s equity in affiliates	896	955	905	879	3,635	3,003
Group’s share in earnings (losses) of affiliates	(23)	(86)	(71)	(81)	(261)	(34)
Profit before income tax	873	869	834	798	3,374	2,969
Income tax	231	231	246	224	932	807
Earnings for the period from continuing operations	642	638	588	574	2,442	2,162
Earnings (losses) from discontinued operations	-	-	-	-	-	1,379
Profit for the period	642	638	588	574	2,442	3,541
Other comprehensive income (loss), net for the period From tax	(1)	1	3	10	13	(11)
Total comprehensive income for the period	641	639	591	584	2,455	3,530
Attributed to:
Shareholders of the Company	641	639	591	585	2,456	3,592
Non-controlling interests	-	-	-	(1)	(1)	(62)
Total comprehensive income for the period	641	639	591	584	2,455	3,530
Earnings per share Profit from continuing operations	0.24	0.24	0.22	0.21	0.91	0.82
Profit from discontinued operations	-	-	-	-	-	0.55
	0.24	0.24	0.22	0.21	0.91	1.37
Diluted profit per share (in NIS) Profit from continuing operations	0.24	0.24	0.22	0.20	0.90	0.8
Profit from discontinued operations	-	-	-	-	-	0.54
	0.24	0.24	0.22	0.20	0.90	1.34

2.	Standard 10C: Use of proceeds for the securities with special reference to the application of proceeds based on the prospectus

No issue has been made based on a prospectus.

3.	Standard 11: Breakdown of material investments in subsidiaries and related companies as of the date of the financial statements

Company	Name of holder	Class of share	Number of shares	Total par value	Rate of holding in the issued equity and in the voting rights	Rate of holdings in rights to appoint directors	Company's separate balance sheet value
Pelephone Communications Ltd.	The Company	Ordinary NIS 1 shares	302,460,000	302,460,000	100%	100%	3,983
Bezeq International Ltd.	The Company	Ordinary NIS 0.1 shares	1,136,990,000	113,699,000	100%	100%	743
D.B.S. Satellite Services (1998) Ltd.1	The Company	Ordinary NIS 1 shares	14,881	14,881	49.78%	45.45% 2	1,084
Bezeq Online Ltd.3	The Company	Ordinary NIS 1 shares	1,070,000	1,070,000	100%	100%	30
Bezeq Zahav Holdings Ltd.	The Company	Ordinary NIS 1 shares	999,999	999,999	100%	100%	1,049
Walla! Communications Ltd.4	Bezeq International	Ordinary NIS 1 shares	32,644,997	32,644,997	71.55% 5	71.55%	188

1
The investment in D.B.S.  includes the investment of NIS 1,351 million .by way of loans; of which NIS 44 million are loans linked to the CPI, NIS 172 million are loans linked to the CPI with the addition of 5.5%, and NIS 1,135 million in loans linked to the CPI with the addition of 11% interest.

2
Pursuant to the articles of association of DBS, based on the current holdings in DBS, the Company is entitled to appoint up to 5 of the 11 directors that the shareholders in DBS are entitled to appoint. In addition, according to DBS articles of association, the voting rights of each board member will be equivalent to the total voting rights of the shareholder who appointed the director divided by the number of directors appointed by that shareholder so that the voting rights of the directors appointed by the Company will be 49.7% of the voting rights on the board of directors of DBS.

3	Loans were extended to the subsidiary, Bezeq Zahav (Holdings) Ltd. for financing the acquisition of debentures Series 4 and 5 of the Company.

4
Walla share price on the Tel Aviv Stock Exchange ("TASE") as at December 30, 2010 was NIS 0.502.2 (on December 31, 2010 there was no trading on the TASE). Walla has 2,389,704 employee options exercisable into 2,389,704 Walla shares based on Walla's financial statements at February 28, 2011).

5	67.99% Fully diluted

4.	Standard 12: Material changes in investments in subsidiaries and related companies in the reporting period

Date of change	Nature of change	Company	Reported amounts In NIS millions
December 1, 2010	Employee options6	Pelephone	1
December 1, 2010	Employee options7	Bezeq International	2
December 1, 2010	Employee options7	D.B.S.	2
December 1, 2010	Dividend announcement	Pelephone	625
December 1, 2010	Dividend announcement	Bezeq International	216
April 25, 2010	Acquisition to gain control of Walla by Bezeq International 7	Walla	89
August 29, 2010	Increase in the Company's holdings in Walla through Bezeq International.	Walla	14
August 29, 2010	Transaction with holders of non-controlling rights	Walla	(5)
September 21, 2010	Acquisition of the control in Walla through Bezeq International.	Walla	196
December 1, 2010	Reduced premium	Bezeq Zahav Holdings Ltd.	(7)
December 1, 2010	Revaluation	Bezeq Zahav Holdings Ltd.	23
December 1, 2010	Linkage differentials and interest	D.B.S.	158

5.	Standard 13: Revenues of subsidiaries and related companies and the revenues of the Company from them as of the reporting date (in NIS millions)

Company	Profit (loss) for the period	Comprehensive income (loss) for the period	Dividend	Management fees	Interest income
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Pelephone	1,033	1,036	625		-
Bezeq International	253	253	216		0.6
D.B.S.	(314)	(315)	0		137
Bezeq Online Ltd.	4	4	0		0.2
Bezeq Zahav Holdings Ltd.	0	0	0		47
Walla! *	9	9	0		-

*	The presented results are for the entire period 2010, Walla was consolidated as of April 25, 2010 only.

6	For further particulars of the options plan see section 2.9.7.A of Chapter A of the periodic report (description of the Company's businesses).

7
For further particulars of the acquisition transaction for Wall shares see section 1.1.2 of Chapter A of the periodic report (description of the Company's businesses) and Note 5 to the financial statements.

6.	Standard 20: Stock Exchange Trading – listed securities – dates and reasons for interruption of trading

26,189,422 ordinary NIS 1 par value shares of the Company were listed for trading in 2010, subsequent to exercised options from the employee options plan, under the outline dated March 25, 2007 and subsequent to exercise of options from the executive employee options plan dated December 25, 2007.

Dates and reasons for interruption of trade:

Start of interruption	End of interruption	Reason for interruption of trade
Dec 19, 2010 16:26	Dec 19, 2010 15:30	The Company's announcement (concerning preliminary discussion of reduction of capital)
Aug 2, 2010 14:50	Aug 2, 2010 15:35	Publication of Q2 statements
Mar 3, 2010 10:02	Mar 3, 2010 10:48	Publication of annual statements
Mar 3, 2010 09:43	Mar 3, 2010 10:02	TASE announcement (technical failure in publication of annual statements)

7.	Standard 21: A Remuneration of interested parties and executive officers

Below is a breakdown of the remunerations for 2010, as recognized in the financial statements for the 2010, to each of the five highest-paid senior officers in the Company or in a corporation under its control, and which were paid to them in lieu of their service in the company or a corporation under its control, (employer's cost on annual basis):

Recipient			Remuneration (in NIS thousands)											Total (NIS thousands)
Name	Position	Employment basis	% of holding of Company's capital - shares	Salary8	Bonus9	Retention grant 2010	Share-based payment10	Management fees	Consultation fees	Commission	Interest	Rentals	Other	Total
Avraham Gabbay	CEO Bezeq	Full-time	0.001%	2,632	2,388	1,401	2,114	-	-	-	-	-	-	8,535
Gil Sharon	CEO, Pelephone Communications Ltd.	Full-time	-	2,631	2,329	1,401	2,114	-	-	-	-	-	-	8,475
Shlomo Rodav	Chairman Bezeq Board of Directors	Full-time	-	860	3,507	0	1,892	-	-	-	-	-	-	6,259
Alan Gelman	Bezeq Deputy CEO and CFO	Full-time	-	2,334	1,386	0	1,774	-	-	-	-	-	-	5,494
Yitzhak Benbenisti	CEO, Bezeq International Ltd.	Full-time	-	1,578	1,440	900	1,008	-	-	-	-	-	-	4,926

8
The salaries include the cost of salaries and the ancillary salary costs including benefits (as specified in the notes below) and social benefits, as well as changes in provisions set aside in the 2010 financial statements for severance compensation, prior notice and leave pay.

9
The bonus is for 2010 (at reporting date not yet paid to the senior officers) Furthermore, the bonus for 2010 for the chairman of the board of directors requires approval of the general meeting of the Company's shareholders. During the course of 2010 bonuses for 2009 were paid to these officers, the amounts of which are included in the parallel table in the Company's annual report for 2009 which was published on March 3, 2010..

10
The value based on Black & Scholes ("B&S value") on date of allocation.  This amount is the relative value for share-based remuneration for options that were recognized in the financial statements for the reporting year.

Particulars pertaining to the terms of employment for the executive officers who appear in the foregoing table:

A.	Avraham Gabbay

Employed by the Company as CEO, under a personal employment agreement dated July 19, 2007.  The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 6 months prior notice.  Under the agreement, the CEO is eligible to receive a gross monthly salary of NIS 155,000. This amount is linked to the CPI (in the reporting year the CEO's monthly salary amounted to NIS 162,000. In addition the CEO is eligible to receive ancillary benefits and social benefits such as company car, reimbursement of communications expenses, directors insurance, study fund, reimbursement of expenses incurred while fulfilling his position as well as generally accepted annual leave, sick and convalescence days.

On February 4, 2008, 5,250,000 options11 were allotted to the CEO at an exercise price of NIS 5.50 (adjusted for distribution of dividend). The B&S value of all the options allotted to the CEO, as at allotment date, is NIS 14.25 million.

In December 2010 the Company's board of directors approved bonus goals for the Company's CEO, which were based on the Company's annual work schedule for 2010, and included two goals:  (a) EBITDA goal for the Company (solo), which constitutes 80% of the bonus calculation; (b) parameters for the progress of the NGN project, which constitutes 20% of the bonus calculation.  The Company CEO's bonus was limited to 80% of his annual salary for meeting 100% of the goals stipulated above, however the Company's Board of Directors is entitled to consider increasing the bonus to more than 80% of the annual salary, subject to the approval of the Company's audit committee.

Changes in remuneration instituted in the reporting year: On March 2, 2010 the Company's Board of Directors (upon receipt of the approval of the Company's compensations committee and audit committee) approved a bonus for the Company's CEO for 2009 in an amount of NIS 2,178,596. As aforesaid, this amount which is for 2009 is not included in the foregoing remunerations table.

Under the approved retention plan approved by the Company's institutions on December 31, 2009,  the CEO of the Company was granted a retention grant equivalent to nine monthly salary payments without ancillary benefits (which was paid as a loan in January 2010).  Furthermore, his options plan was amended so that if he should be dismissed (and not if he resigns) within one year (instead of 6 months), from the date of transfer of control in the Company, the vesting of the unvested balance of options will accelerate and the options will vest on the date of dismissal. For further information see the immediate report concerning an extraordinary transaction with an officer (adoption of the retention plan for senior managers in the Group) dated December 31, 2009, noted here by way of reference.

On December 30, 2010 the Company's board of directors approved a bonus plan for the Group's senior managers, including the Company's CEO, as of 2011. 1 The CEO's annual bonus plan would be amended so that he will be entitled to an annual bonus equivalent to 100% of his annual salary for compliance with goals set for him each year and equivalent to up to 125% of his annual salary for performance exceeding these goals. 2 The CEO was allotted 3,000,000 phantom options at exercise price of NIS 10.206. 3 The Company CEO's salary was amended and raised as of January 1, 2011 to NIS 175,000, linked to the CPI for December 2010. For further information see the immediate report amendment concerning an extraordinary transaction with an officer dated January 3, 2010, noted here by way of reference.

On March 7, 2011 the Company's board of directors (upon receipt of the approval of the Company's compensations committee and audit committee) approved the bonus for the Company's CEO for 2010 in an amount equivalent to 123% of the CEO's annual salary, in the amount of NIS 2,388,000.

11
One-third of the options vest one calendar year after the grant date, another third of the options vest after two calendar years from the grant date and the final third of the options vest after three calendar years from the grant date. Shortly prior to the publication date of the financial statements, 2/3 of the options granted to the CEO have vested. The options are exercisable from the end of the vesting period of each tranche of options until five years have elapsed from the vesting date of the third tranche of options. The option remuneration is granted pursuant to the option plan for managers and senior officers (2007)  and under a material private placement report for the company's CEO as reported in the Company's immediate report dated December 25, 2007

B.	Gil Sharon

Employed as CEO of the subsidiary, Pelephone, under a personal employment agreement dated January 19, 2006. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 12 months prior notice (by Pelephone) and 3 months prior notice (by Pelephone's CEO). His gross monthly salary is NIS 155,000, which amount is linked to the CPI (in the reporting year, his gross monthly salary amounted to NIS 162,000. In addition, Pelephone's CEO is eligible for ancillary and social benefits such as reimbursement of telephone expenses, company car, study fund, reimbursement of expenses, as well as generally accepted annual leave, sick and convalescence days.

On February 4, 2008, 5,250,000 options12 were allotted to Pelephone's CEO at an exercise price of NIS 5.50 (adjusted for distribution of dividend). The B&S value of all the options allotted to Pelephone's CEO, as at allotment date, is NIS 14.25 million.

In December 2009, after receiving approval of the audit committee and board of directors of Pelephone, the Company's Board of Directors set an EBITDA goal (based on Pelephone's solo financial statements) for the CEO of Pelephone's annual bonus for 2010. The Pelephone CEO's bonus was limited to 80% of his annual salary for meeting 100% of the bonus goal, however the Company's Board of Directors is entitled to consider increasing the bonus to more than 80% of the annual salary, subject to the approval of the Company's audit committee and the board of directors and audit committee of Pelephone.

Changes in remuneration instituted in the reporting year: On March 2, 2010 the Company's Board of Directors approved a bonus for the CEO of Pelephone for 2009 in the amount of NIS 2,130,017. As aforesaid, this amount which is for 2009 is not included in the foregoing remunerations table.

Under the approved retention plan approved by the Company's institutions on December 31, 2009,  the CEO of Bezeq International was granted a retention grant equivalent to nine monthly salary payments (which was paid as a loan in January 2010).  Furthermore, his options plan was amended so that if he should be dismissed (and not if he resigns) within one year (instead of 6 months), from the date of transfer of control, the vesting of the unvested balance of options will accelerate and the options will vest on the date of dismissal.

On December 30, 2010 the Company's board of directors approved a bonus plan for the Group's senior managers, including the CEO of Pelephone, as of 2011. 1 The annual bonus plan for the CEO of Pelephone was amended so that he will be entitled to an annual bonus equivalent to 100% of his annual salary for compliance with goals set for him each year and equivalent to up to 125% of his annual salary for performance exceeding these goals. 2 The CEO of Pelephone was allotted 3,000,000 phantom options at exercise price of NIS 10.206. 3 The salary of the CEO of Pelephone was amended and raised as of January 1, 2011 to an amount of NIS 175,000, linked to the CPI for December 2010. For further information see the immediate report amendment concerning an extraordinary transaction with an officer dated January 3, 2010, noted here by way of reference.

On March 3, 2011 the Company's board of directors (upon receipt of the approval of the board of directors of Pelephone and of the Company's compensations committee and audit committee) approved the bonus for the CEO of Pelephone for 2010 in an amount equivalent to 120% of the annual salary of the CEO of Pelephone, in the amount of NIS 2,329,000.

C.	Shlomo Rodav

Employed by the Company as active chairman of the Board of Directors under a personal employment agreement dated April 29, 2008, which has been valid since September 4, 2007 (date he started working as active chairman of the Company's board of directors).  Mr. Rodav ceased serving as the chairman of the Board of Directors on December 31, 2010 and will continue to serve as a director until the next annual general meeting. Mr. Rodav is in the prior notice period, which is for six months as of the date of his announcement of termination of service (December 2, 2010) and accordingly, he is eligible to receive his salary until June 6, 2011. Under his employment agreement, the former Chairman's monthly salary is NIS 175,000 and is linked to the CPI (during the reporting year, his gross monthly salary was NIS 194,000). In addition, the Chairman is eligible for ancillary benefits and social benefits such as directors insurance, study fund, company car (level 7 equivalence for tax purposes), full reimbursement from the Company of communications expenses, as well as annual leave, sick and convalescence days and reimbursement of expenses incurred while fulfilling his position.  On June 1, 2008, 9,000,000 options were allotted to the Chairman at an exercise price of NIS 6.4405 (adjusted for distribution of dividend). The B&S value of all the options allotted to the former Chairman, as at allotment date, is NIS 16.807 million. The options were divided into 12 (twelve) equal tranches; the first tranche vested after three months from the grant date, and further tranches vest every three months thereafter, so that all the options vest gradually over a period of three years from the grant date. As of this report date, 8,250,000 of the options have vested.13 By the end of the prior notice period, another 750,000 options are expected to vest.

12	See footnote 12 above

13
The options are exercisable from the end of the vesting period of each tranche of options until four years have elapsed from the grant date of the options. The options were granted in accordance with the option plan for senior managers and employees (2007) as reported in the Company's immediate report dated December 25, 2007 and in accordance with a material private placement report, to the chairman of the board of directors as approved by the General Meeting of the Company's shareholders on June 1, 2008 and as reported in the Company's immediate report dated April 18, 2008.

Changes in remuneration instituted in the reporting year: On April 8, 2010 the general meeting of the Company's shareholders approve the maximum bonus for 2009 for the chairman of the board of directors under his employment agreement dated June 1, 2008, equivalent to 18 monthly salary payments in the total amount of NIS 3,444,480. As aforesaid, this amount which is for 2009 is not included in the foregoing remunerations table.14

On March 7, 2011 the Company's Board of Directors resolved (after receiving the approval of the Company's compensations and audit committees) to approve the maximum bonus for the Chairman, as per his employment agreement, of 18 salaries based on December 2010 salary, in the amount of NIS 3,507,000. This bonus is subject to approval at the Company's general shareholders meeting.

D.	Alan Gelman

Employed by the Company as the deputy CEO and CFO under a personal employment agreement dated November 29, 2007, which became effective on February 15, 2008. The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 6 months prior notice. The salary of the deputy CEO and CFO is NIS 130,000 and is linked to the CPI published in January 2008 (in the reporting year his gross salary amounted to NIS 144,000. In addition, the deputy CEO and CFO is eligible to receive ancillary benefits and social benefits such as company car, communications expenses, study fund, reimbursement of expenses, as well as leave, sick and convalescence days.

On March 7, 2008, 3,500,000 options15 were allotted to the deputy CEO and CFO at an exercise price of NIS 5.50 (adjusted for distribution of dividend). The B&S value of all the options allotted to the deputy CEO and CFO, as at allotment date, is NIS 10.518 million.

In December 2009 the Company's board of directors approved bonus goals for the deputy CEO and CFO, which were based on the Company's annual work schedule for 2010, and included several criteria: (a) EBITDA goal  for the Company (solo), which constitutes 50% of the bonus calculation; (b) personal-managerial goals that together constitute 30% of the bonus calculation; (c) assessment of the deputy CEO and CFO, which constitutes 20% of the bonus calculation The deputy CEO and CFO's bonus was limited to 80% of his annual salary for meeting 100% of the goals stipulated above, however the Company's Board of Directors is entitled to consider increasing the bonus to more than 80% of the annual salary, subject to the approval of the Company's audit committee.

Changes in remuneration instituted in the reporting year: On March 2, 2010 the Company's Board of Directors (upon receipt of the approval of the Company's compensations committee and audit committee) approved a bonus for the deputy CEO and CFO for 2009 in an amount of NIS 1,165,343. As aforesaid, this amount which is for 2009 is not included in the foregoing remunerations table.

14
Under the Chairman's employment agreement, as approved by the general meeting of the Company's shareholders on June 1, 2008, and as reported in the Company's immediate report of April 18, 2008, the Chairman is entitled to an annual bonus amount, if it is decided to grant him a bonus, of six to eighteen monthly salaries.

15
One-third of the options vest one calendar year after the grant date, another third of the options vest after two calendar years from the grant date and the final third of the options vest after three calendar years from the grant date. Shortly prior to the publication of the financial statements, 1/3 of the deputy CEO and CFO's options had vested. The options are exercisable from the end of the vesting period of each tranche of options until five years have elapsed from the vesting date of the third tranche of options. The option remuneration is granted pursuant to the option plan for managers and senior officers (2007) as reported in the Company's immediate report dated December 25, 2007

On March 3, 2011 the Company's board of directors (upon receipt of the approval of the Company's compensations committee and audit committee) approved the bonus for the deputy CEO and CFO for 2010 in an amount equivalent to 80% of the deputy CEO and CFO's annual salary, in the amount of NIS 1,386,000.

E.	Yitzhak Benbenisti

Employed as CEO of the subsidiary Bezeq International since November 6, 2007, under a personal employment agreement dated July 1, 2007.  The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 3 months prior notice. His monthly salary during 2010 amounted to NIS 100,000 with the addition of cost-of-living increase. In addition, he is eligible to receive ancillary and social benefits such as company car, mobile phone, pension insurance, study fund, as well as generally accepted annual leave, sick and convalescence days.

On February 4, 2008, 2,500,000 options16 were allotted to the CEO of Bezeq International at an exercise price of NIS 5.50 (adjusted for distribution of dividend). The B&S value of all the options allotted to the CEO of Bezeq International, as at allotment date, is NIS 6.786 million.

In December 2009, after receiving approval of the audit committee and board of directors of Bezeq International, the Company's Board of Directors set an EBITDA goal (based on Bezeq International's solo financial statements) for the CEO of Bezeq International's annual bonus for 2010. The CEO of Bezeq International bonus was limited to 80% of his annual salary for meeting 100% of the bonus goal, however the Company's Board of Directors is entitled to consider increasing the bonus to more than 80% of the annual salary, subject to the approval of the Company's audit committee and the board of directors and audit committee of Bezeq International.

Changes in remuneration instituted in the reporting year: On March 2, 2010 the Company's Board of Directors approved a bonus for the CEO of Bezeq International for 2009 in the amount of NIS 960,000. As aforesaid, this amount which is for 2009 is not included in the foregoing remunerations table.

Under the retention plan approved by the Company's institutions on December 30, 2009, the CEO of Bezeq International was allotted a retention bonus equivalent to nine months salary (which was paid as a loan during January 2010). Furthermore, his options agreement was amended so that in the event that he is dismissed (and not if he resigns), within one year (instead of six months) from the date of transfer of control, the vesting period for the unvested balance of options at date of dismissal will accelerate.

On December 30, 2010 the Company's board of directors approved a bonus plan for the Group's senior managers, including the CEO of Bezeq International, as of 2011. 1 The annual bonus plan for the CEO of Bezeq International was amended so that he will be entitled to an annual bonus equivalent to 100% of his annual salary for compliance with goals set for him each year and equivalent to up to 125% of his annual salary for performance exceeding these goals. 2 The CEO of Bezeq International was allotted 2,000,000 phantom options at exercise price of NIS 10.206. 3 The salary of the CEO of Bezeq International was amended and increased as of January 1, 2011 to NIS 125,000, linked to the CPI for December 2010. For further information see the immediate report amendment concerning an extraordinary transaction with an officer dated January 3, 2010, noted here by way of reference.

On March 3, 2011 the Company's board of directors (upon receipt of the approval of the board of directors of Bezeq International and of the Company's compensations committee and audit committee) approved the bonus for the CEO of Bezeq International for 2010 in an amount equivalent to 120% of the annual salary of the CEO of Bezeq International, in the amount of NIS 1,440,000.

Other interested parties who receive remuneration from the Company

A.
Rami Nomkin, an employee director, who serves as manager of the sales department, has been employed by the Company as a permanent employee since 1966.  All the remunerations paid to Mr. Nomkin are due to his being an employee of the Company and not for his service as a Company director. Mr. Nomkin’s total salary for 2010 amounted to NIS 592,000 and is linked to the professional salary tables. This salary includes a bonus for 2010 in the amount of NIS 19,556 which has not yet been paid and which was set in accordance with the criteria for all the Company's employees, based on the Company's EBITDA results.

16	See footnote 12 above

On January 25, 2011 the Company's general meeting approved allotting 47,774 options to Mr. Nomkin, at an exercise price of NIS 7.457 (subject to adjustments for the distribution of dividend), under a material private placement report for an employee director dated December 20, 2010. The Black and Scholes value of all the options allotted to the CEO of Pelephone is NIS 182 million17 The options were allotted to Mr. Nomkin as an employee of the Company and not for his service as a Company director.

On November 22, 2010 the Company's general meeting approved awarding financial compensation to the employee directors, Rami Nomkin and Yehuda Porat, for the delay in allotment of options to them under the employee options plan of 2007, due to the need to have the allotment approved by the general meeting of the Company's shareholders because they serve as directors of the Company. Mr. Nomkin's compensation, based on the calculation made by the Company, amounts to a total of NIS 12,310 net.

B.
Yehuda Porat, an employee director, serves as manager of the Company's security and safety department and is employed by the Company under a personal employment agreement dated October 29, 2007 (which was updated in May 2009).  The agreement is for an unlimited period, and it may be terminated by either party at any time and for any reason with 3 months prior notice. The entire remuneration (including options as set forth below) are paid to Mr. Porat for his being a Company employee and not for his service as a Company director. . Mr. Porat’s salary is linked to the CPI. The total remuneration (including options as set out below) paid to Mr. Porat for 2010 amounted to NIS 740,000. This salary includes a bonus for 2010 (which has not yet been paid) in the amount of NIS 100,000, which is subject to the approval of the general meeting of the Company's shareholders, which has not yet convened. The bonus was set in accordance with compliance with goals and the opinion of a manager.

On May 3, 2009 the Company's general meeting approved allotting 100,000 options to Mr. Porat, at an exercise price of NIS 5.9703 (subject to adjustments for the distribution of dividend), under a material private placement report for an employee director dated January 21, 2009. The B&S value of all the options allotted to Mr. Porat, as at allotment date, is NIS 297,000.18

On January 25, 2011 the Company's general meeting approved allotting 39,681 options to Mr. Porat, at an exercise price of NIS 7.457 (subject to adjustments for the distribution of dividend), under a material private placement report for an employee director dated December 20, 2010. The Black and Scholes value of all the options allotted to Mr. Porat is NIS 151 million19 The options were allotted to Mr. Porat as an employee of the Company and not for his service as a Company director.

On November 22, 2010 the Company's general meeting approved awarding financial compensation to the employee directors, Rami Nomkin and Yehuda Porat, for the delay in allotment of options to them under the employee options plan of 2007, due to the need to have the allotment approved by the general meeting of the Company's shareholders because they serve as directors of the Company. Mr. Porat's compensation, based on the calculation made by the Company, amounts to a total of NIS 6,087 net.

C.
Remuneration for two external directors20 is in accordance with the maximum tariffs prescribed in the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director), 2000 (for external expert directors) linked to the CPI as set in said regulations and which was updated under an amendment which took effect on March 6, 2008 and which was approved by the general meeting on June 1, 2008.  The remuneration paid in 2010 to Mr. Mordechai Keret amounts to NIS 416,016 and to  Mr. Yitzhak Edelman amounts to NIS 413,322  (including the reimbursement of travel expenses as approved by the general meeting of the Company's shareholders on September 28, 2008 and which was reported in the Company's immediate report of that date).

On January 27, 2010 the general meeting approved the appointment of Mr. Yitzhak Edelman as an external director of the Company for an additional period of three years as from February 1, 2011.

17
One-third of the options vest one calendar year after the grant date, another third of the options vest after two calendar years from the grant date and the final third of the options vest after three calendar years from the grant date. The options are exercisable from the end of the vesting period of each tranche of options until five years have elapsed from the vesting date of the third tranche of options.

18	See footnote 18.

19	See footnote 18.

20	On January 31, 2010 Eyal Yaniv terminated his term as an external director in the Company - for the period during which he served as a director in 2010, Mr. Yaniv was paid the amount of NIS 39,673.

D.
Remuneration for two independent directors 21 is based on the maximum tariff (for an expert external director) as prescribed in the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director), 2000, linked to the CPI as set in said regulations and which was updated under the foregoing amendment. The remuneration for 2010 paid to Mr. Eldad Ben Moshe is NIS 60,415 and to Mr. Yehoshua Rozenzweig is NIS 36,921 (including reimbursement of travel expenses as approved by the general meeting of the Company's shareholders on September 28, 2008 and which was reported in the Company's immediate report of that date).

E.
Management fees paid to Ap.Sb.Ar. Pursuant to the terms of the agreement which was extended on September 28, 2008 by the Company's general meeting for a further period of three years as of January 1, 2009 until December 31, 2011, Ap.Sb.Ar Cayman L.P., a company related to Ap.Sb.Ar. Holdings Ltd., the former controlling shareholder in the Company ("Ap.Sb.Ar."), provided the Company with management and consultancy services in return for USD 1.2 million per year (as set forth in the transaction report and notice of convening of a general meeting dated August 13, 2008, noted here by way of reference).  On the date of transfer of control of the Company (April 14, 2010), Ap.Sb.Ar. Cayman LP ceased being a service supplier to the Company, by virtue of the foregoing agreement. For the period commencing January 1, 2010 through to April 14, 2010 Ap.Sb.Ar Cayman L.P. was paid an amount of NIS 1,284,900 in lieu of foregoing management services. For further information in this regard also see Note 30 to the financial statements.

F.
Management fees for Eurocom Communications Ltd. On June 10, 2010 the Company's general meeting approved signing an agreement with Eurocom Communications Ltd. ("Eurocom Communications"), the controlling shareholder (indirectly) of the Company, for consultancy and management services for a period of three years as of May 30, 2010 through to June 1, 2013 in return for an annual fee of USD 1.2 million (for a description of the main points of the agreement, see section 9.C.3 below). For the period June 1, 2010 through to December 31, 2010, the amount of NIS 2,540,900 (before VAT) was paid to Eurocom Communications for the consultancy services.

8.	Standard 21A: Controlling shareholder

A.	Controlling Shareholder at Reporting Date

To the best of the Company's knowledge, the controlling shareholder in the Company (through holdings) is  B Communications Ltd. (“B Communications”),   a company controlled by Internet Gold – Golden Lines Ltd. ("Internet Gold"), which is controlled by Eurocom Communications. Eurocom Communications is controlled by Mr. Shaul Elovitch,22 the Chairman of the Company's board of directors. All as set forth below:

814,211,545 Company shares, constituting 30.29% of the issued and paid-up share capital as at the reporting date, are held by B. Communications (S.P. 2) Ltd. ("B Communications 2"), a private company registered in Israel, which is wholly owned and controlled by B Communications (S.P. 1) Ltd. ("B Communications 2"), a private company registered in Israel. To the best of the Company's knowledge, B. Communications 1 is wholly owned and controlled by B Communications Ltd., an Israeli public company whose shares are traded by way of dual listing on the TASE and the NASDAQ.

To the best of the Company's knowledge, the controlling shareholder in B Communications is Internet Gold, an Israeli public company whose shares are traded by way of dual listing on the TASE and the NASDAQ, which holds 73.89% of the issued and paid-up share capital of B Communications. To the best of the Company's knowledge, Eurocom Communications Ltd., a private company controlled by Mr. Shaul Elovitch, is the owner and holder of 1.37% of the issued and paid-up share capital of B Communications.

21
The remuneration for independent directors was approved by the Company's board of directors on October 14, 2010 and became effective with regard to Mr. Eldad Ben Moshe on October 14, 2010 and with regard to Mr. Yehoshua Rosenzweig upon his appointment as an independent director, i.e. as of November 22, 2010.

22
To the best of the Company's knowlege, the controlling shareholders in Eurocom Communications are as follows: (a) Eurocom Holdings (1979) Ltd. ("Eurocom Holdings"), which holds 50.33% of the issued and paid-up shareholders equity. Eurocom Holdings (1979) Ltd. is a private company owned by Mr. Shaul Elovitch who holds 80% of its ordinary shares and 75% of its management shares and his brother, Mr. Yosef Elovitch holds 20% of its ordinary shares and 25% of its management shares;  (b)  Four private companies owned by Mr. Shaul Elovitch and his brother, Mr. Yosef Elovitch (at holdings of 80% and 20%, respectively) which hold 49% of the issued and paid-up share capital of Eurocom Communications.

To the best of the Company's knowledge, the controlling shareholder of Internet Gold is Eurocom Communications, which holds 73.87% of the issued and paid-up share capital of Internet Gold. To the best of the Company's knowledge,  Mr. Eli Holtzman, a director and the CEO of Internet Gold and B Communications, holds 0.90% of the issued and paid-up share capital of Internet Gold.

It is also noted that Ms. Iris Elovitch, the wife of Mr. Shaul Elovitch, holds 72,360 ordinary shares of Bezeq (as noted in the table in section 10 above), and 24,793 shares of Internet Gold (constituting a negligible share of the issued and paid-up equity) and 3,177 shares of B Communications (constituting a negligible share of the issued and paid-up equity).

B.	The former controlling shareholders in the Company

Until April 14, 2010, Ap.Sb.Ar. was the controlling shareholder of the Company.

9.	Regulation 22: Transactions with the controlling shareholder

Below are particulars, to the best of the Company's knowledge, concerning all transactions with the controlling shareholders of the Company, or in which the controlling shareholders have a personal interest ("transaction with the controlling shareholders"), which the Company, its subsidiaries or its related companies (together - "the Group") engaged in during the reporting year or subsequent to the end of the reporting year and until the date on which this report is submitted, or which is still valid at the reporting date:

A.	General - negligible procedures

On March 7, 2011, the Company’s Board of Directors resolved to adopt guidelines and regulations to classify a transaction of the Company, its subsidiary or associate with an interested party as a negligible transaction, which is not an extraordinary transaction, as set out in Regulation 41(A)(6) of the Securities Regulations (Annual Financial Statements), 2010 ("Financial Statements Regulations"). These guidelines and regulations are also used to examine the scope of disclosure in periodic reports and prospectuses (including shelf offering reports) regarding a transaction of the Company, a company under its control and a subsidiary or associate with a controlling shareholder or in which the controlling shareholder has a personal interest as set out in Regulation 22 of the Securities Law (Periodic and Immediate Reports), 1970 ("Periodic Report Regulations") and Article 54 of the Securities Regulations (Prospectus Details and Draft Prospectus – Structure and Form), 1969, and to examine the need to submit an immediate report for such transaction of the Company, as set out in Regulation 37(A)(6) of the periodic reports regulations (types of transactions determined in the financial statements regulations, the periodic reports regulations and the prospectus details regulations referred to above (“interested party transactions”).

From time to time, the Company and its subsidiaries or associates carry out negligible transactions, which are not extraordinary transactions, with an interested party in the Company or with related parties, of the  types and nature detailed  below: Transactions for the sale or purchase of products and services, such as communication products and services, including fixed-line and cellular handsets, software development products and services, maintenance services, voice-mail service agreements, rental transactions of real estate properties and advertising services.

In the absence of special, qualitative considerations in the circumstances, a transaction that is in the Company’s regular course of business, is carried out in market conditions and it has no material effect on the Company, shall be deemed negligible if all the following parameters exist:

1	The amount of the transaction does not exceed NIS 10 million.23

2	The Company is not required to issue an immediate report for the transaction under Article 36 of the periodic reports regulations or any other law.

3	The transaction does not address the employment terms (as set out in the Companies Law, 1999 ("the Companies Law")) of the interested parties or their relatives.

According to the provisions of the Companies Law, as may be from time to time, once a year, before publication of the annual financial statements, the audit committee will review the parameters set out above, and whether they require updating.

23	This is an amount less than 0.1% of the Company's assets and of its revenues.

In general, each transaction will be tested separately for negligibility. Notwithstanding the aforesaid, separate transactions that are part of the same continuing  transaction or very similar transactions that are carried out routinely and repeatedly, will be tested as one transaction on an annual basis for negligibility, provided the scope of the transaction does not exceed NIS 10 million, as set out above.

The Board of Directors may, from time to time and at its discretion, amend the parameters for a negligible transaction. This amendment will be duly reported.

B.	Negligible transactions

During the reporting period, the Group carried out negligible transactions, which are not extraordinary transactions, with interested parties in the Company or which the controlling shareholder has a personal interest, of the types and nature stipulated in the negligible transactions above. See also Note 30 to the financial statements. The Group's transactions with a controlling shareholder or in which the controlling shareholder has a personal interest, and which are not extraordinary, are classified by the Company as negligible or not negligible, based on the guidelines in the negligible procedures.

C.	Transactions that are not negligible

Transactions  included in section 270(4) of the Companies Law

1.	Debt settlement with DBS

A.
On May 20, 2010, the general meeting of the Company (following approval of the audit committee and the board of directors) approved a debt settlement between the Company and DBS, with regard to the balance of DBS's debt to the Company, in the amount of NIS 31.5 million for communications services as at July 31, 2009, which DBS will pay   to Bezeq in 36 equal monthly installments of NIS 875,000 each, with the addition of VAT and the addition of interest at prime + 1.5%, with the addition of VAT on the interest, as required by law.

B.
On October 14, 2010, the general meeting of the Company’s shareholders approved the Company’s agreement with DBS with an amendment to the debt settlement of May 2010 and September 2006. Under the amendments, all the payments that are due from July 1, 2010 to December 31, 2011 will be deferred for 18 months, against payment of annual interest of prime + 3% plus VAT for the interest. The deferred payments amount to NIS 45.4 million.

C.
On October 14, 2010, the general meeting of the Company’s shareholders (following approval by the audit committee and the board of directors) approved the agreement between Bezeq International and DBS with an amendment to the debt settlement of January 2010 (regarding DBS’s debt to Bezeq International amounting to NIS 8,370,000 in 24 equal monthly payments for payment commencing from July 1, 2010 plus interest at prime + 1% and VAT). Under the amendment, each of these payments will be deferred for 18 months, against payment of annual interest of prime + 3% plus VAT for the interest.

For further information, including with respect to the matter of the controlling shareholders who have a personal interest, see: Transaction  report and notice of convening of an extraordinary general meeting published by the Company on March 18, 2010, and the supplementary report dated April 14, 2010; transaction report and notice of convening of an extraordinary general meeting published by the Company on September 6, 2010 (regarding the agreement A in said report), noted here by way of reference.

2.	Approval of the settlement with Yacov Gelbard, former CEO of the Company,

On May 20, 2010, the general meeting of the Company’s shareholders approved the settlement agreement between the Company and Yacov Gelbard, former CEO of the Company (after approval of the audit committee and Board of Directors)  in which all of the mutual claims of the parties are dismissed, including claims against other Group companies and their representatives.

Mr. Gelbard was employed as the Company's CEO from October 11, 2005 and on April 30, 2007 Mr. Gelbard employment as the Company's CEO terminated, following a joint notice issued by the parties on said date.

After termination of his employment at the Company, disputes arose regarding the rights and moneys to which Yacov Gelbard is entitled for issues related to his employment and severance. The disputes included claims by Yacov Gelbard regarding his right to be included in the officers’ options plan and the compensation to which he is entitled under this plan. After negotiations between the parties and their representatives, the Company and Yacov Gelbard reached a settlement agreement. The main points of the settlement agreement are as follows: The Company will pay Yacov Gelman a lump sum of NIS 9 million (gross). After this payment, there will be no further accounting and/or demands in respect of amounts paid to Yacov Gelbard and/or returned by him during and/or after his employment (including amounts offset from Yacov Gelbard. The Company, on its part, hereby declares on its behalf and on behalf of any company of the Bezeq Group, that they will have no demands, contentions or claims against Mr. Gelbard, including claims in respect of repayments of additional moneys that the Company asserted that Mr. Gelbard unlawfully received, and it they did have such claims they waive them fully and absolutely. This payment is without any admission of either party of the claims, demands or positions of the other party. For further information, including pertaining to the matter of controlling shareholders who have a personal interest, see transaction report and notice of convening of an extraordinary general meeting published by the Company on March 18, 2010 and supplementary report dated April 14, 2010, noted here by way of reference.

3.	Management services

On June 10, 2010, the general meeting of the Company’s shareholders following approval by the audit committee and the board of directors) approved an agreement between the Company and Eurocom Communications Ltd., (in this section - "the Managing Company"). Under the agreement, Eurocom will provide the Company with ongoing management and consultation services for an annual fee of USD 1.2 million over three years, commencing from June 1, 2010 through to May 31, 2013, unless one of the parties announces its intention to terminate the agreement with three-months notice. The main services provided by the management company are:  1 Consultation services for the Company’s operations, including strategy, business development, regulation, marketing and any other consultation that the Company requires as a communications company and as a group of companies, and ongoing management services. 2 The services will be supplied from June 1, 2010 and for the term of the agreement by managers and/or employees and/or consultants of the management company and/or its shareholders and anyone that the management company deems suitable to supply the services. 3. The management company will provide professional and skilled human resources and other resources that are required to supply the services, including managers and consultants with a background in communications and with international experience, in order to provide Bezeq Group professional and high-quality service. In addition, according the consultation agreement, until otherwise decided, the Company’s directors, except for outside directors, independent directors and the chairman of the Board of Directors, will not receive directors compensation from the Company or the subsidiaries. For further information, including pertaining to the matter of controlling shareholders who have a personal interest, see transaction report and notice of convening of a general meeting published by the Company on May 4, 2010 (concerning agreement A in the said report) and supplementary report dated June 1, 2010, noted here by way of reference.

4.	Agreement for acquisition and supply of Nokia products

On June 10, 2010, the general meeting of the Company’s shareholders (following approval by the audit committee and the board of directors) approved an agreement between the subsidiary, Pelephone and Eurocom Cellular Communications Ltd. for acquisition and supply of Nokia products to Pelephone (terminal equipment, spare parts and accessories) and maintenance services for these products. The contract period is from April 14, 2010 through to December 31, 2012. The scope of the annual purchases under the agreement will not deviate from a cumulative amount of NIS 450 million per year (the calculation for 2010 will be made from the beginning of the year). Any purchases exceeding this amount will be subject to prior approval by law. An annual increase of up to NIS 45 million (excluding VAT) will only require the approval of the audit committee and Board of Directors of the Company (Bezeq), as well as the approval of the certified organs of Pelephone and Eurocom. Cellular Communications Ltd. For further information, including pertaining to the matter of controlling shareholders who have a personal interest, see transaction report and notice of convening of a extraordinary general meeting published by the Company on May 4, 2010 (concerning agreement C in the said report) and supplementary report dated June 1, 2010, noted here by way of reference.

5.	Authorization to sell routers

On October 14, 2010, the general meeting of the Company’s shareholders (following approval by the audit committee and the board of directors) approved an agreement between the Company and DBS. Under the agreement, DBS will be allowed to sell its customers a wireless router of the Company, according to the terms of the agreement with the Company which are in effect at the time, and to deliver and install the router, with no charge. For further information, including pertaining to the matter of controlling shareholders who have a personal interest, see transaction report and notice of convening of an extraordinary general meeting published by the Company on September 6, 2010 (concerning agreement B in said report), noted here by way of reference.

6.	Reciprocal marketing agreements (Bezeq and Bezeq International)

A.
On October 14, 2010, the general meeting of the Company’s shareholders (following approval by the audit committee and the board of directors) approved an arrangement between the Company and DBS for reciprocal marketing of products and services. According to the arrangement, the Company may market DBS services (satellite television) and DBS may market the Company’s services (ADSL internet, telephony and value added services).

B.
On October 14, 2010, the general meeting of the Company’s shareholders (following approval by the audit committee and board of directors) approved an arrangement between Bezeq International and DBS for reciprocal marketing of products and services. According to the arrangement, Bezeq International may market DBS services (satellite television) and DBS may market Bezeq International’s services (internet access, international calls, VoB and value added services).

For further information, including pertaining to the matter of controlling shareholders who have a personal interest, see transaction report and notice of convening of an extraordinary general meeting published by the Company on September 6, 2010 (concerning agreement B in said report), noted here by way of reference.

7.	Agreements to purchase satellite terminal equipment24

A.
On July 29, 2010 the general meeting of the shareholders of the Company (following approval of the audit committee and the board of directors) approved the Company's vote at the general meeting of DBS in favor of the agreements between DBS and Advanced Digital Broadcast S.A. ("ADB") and Eurocom Digital Communications Ltd. for the purchase of 47,500 yesMaxHD converters at a cost of USD 9,796,400 and for obtaining USD suppliers credit for a further period of 60 days from Eurocom Digital Communications Ltd. with regard to the purchase of decoders. For further information, including pertaining to the matter of controlling shareholders who have a personal interest, see transaction report and notice of convening of an extraordinary general meeting published by the Company on June 23, 2010, noted here by way of reference.

B.
On March 7, 2010, the Company’s Board of Directors approved an agreement with DBS (after approval of the audit committee), as follows: (1) an additional order, further to the order in subsection 1, of yesMaxHD decoders from Eurocom Digital Communications and from ADB, in accordance with the existing framework agreement and to upgrade (partial or fully optional, at the discretion of DBS) the hard drive of the converters at an overall cost of USD 10.3 million (for sea shipment). Should DBS require earlier delivery that requires air shipment, DBS will pay Eurocom the extra cost for the air shipment); (2) receipt of USD suppliers credit from Eurocom Digital Communications for another 60 days (“the additional credit period”) for the purchase of the converters. The payment terms set out in the framework agreement is EOM + 35 and for the additional credit period, DBS will pay interest at a rate of 1% (6% in nominal annual terms). The scope of the credit is estimated at an average of NIS 11 million and payment of the annual interest is estimated as NIS 578,000. This approval requires the approval of the general meeting of the shareholders of the Company; (3) an order of power supplies for yesMaxHD converters from Eurocom Digital Communications and from ADB, until May 31, 2012, at a total cost of USD 130,000.

24
For the sake of caution, the agreements specified in this section were brought or will be brought, as the case may be, for approval by the general meeting of the shareholders of the Company in accordance with section 275 of the Companies Law, pursuant to the conditions prescribed in the Ministry of Communications approval for the transaction for the acquisition of control in the Company by B Communications (see section 1.1.3.A.1 of Chapter A of the periodic report).

8.	Officers insurance

On March 8, 2010, the general meeting of the Company’s shareholders approved (after approval of the audit committee and the Board of Directors) the conversion of the directors' and officers' liability insurance policy to a run-off policy25, commencing from the date of transfer of control from Ap.Sb.Ar. Holdings Ltd. to B  Communications, for seven years from this date. The limit of liability is up to USD 50 million for claims and in total for the insurance period. In addition, the liability limit is up to USD 20 million per claim and in total for the insurance period for legal expenses in Israel only. The liability limit for subsidiaries is half of this amount (as part of the above liability limit). The annual premium for the policy is $380,500. For further information, including pertaining to the matter of controlling shareholders who have a personal interest, see transaction report and notice of convening of an extraordinary general meeting published by the Company on January 31, 2010, noted here by way of reference.

9.	Undertaking to indemnify in advance for new directors in the Company

On June 10, 2010, the general meeting of the Company’s shareholders (following approval by the audit committee and the board of directors) approved the undertaking to indemnify in advance directors who are controlling shareholders in the Company and/or their relatives: Messrs Shaul Elovitch, Or Elovitch, Orna Elovitch-Peled (in addition to the approval to indemnify as aforesaid for additional directors appointed at the time of transfer of control in the Company). The liability will be provided in a deed of indemnity that is similar to the deed of indemnity granted to the other officers in the Company, as set out below: (a) undertaking to indemnify the Company’s officers for any liability or expense imposed on the officers due to their actions in their capacity as an officer in the Company (including their actions in subsidiaries), within the limitations provided in the Companies Law. (b) the total amount of the indemnity was limited to a ceiling of 25% of the equity of the Company as may be at the time of actually paying the indemnity.

For further information, including pertaining to the matter of controlling shareholders who have a personal interest, see transaction report and notice of convening of a extraordinary general meeting published by the Company on May 4, 2010 (concerning agreement B in the said report) and supplementary report dated June 1, 2010, noted here by way of reference.

It is noted that the Company undertakes to indemnify in advance, as aforesaid, for all the officers in the Company.

10.	Continuation of the D&O liability insurance policy

On November 22, 2010, the general meeting of the Company’s shareholders (following approval by the audit committee and the Board of Directors) approved the continuation of the Company’s D&O liability insurance policy, which was approved by the Company’s audit committee and Board of Directors (on January 24, 2010 and January 28, 2010, respectively), as part of the framework transaction that was valid until October 10, 2010. The continuation of the foregoing policy is from that date until the end of the current policy, until April 13, 2011. Terms of the existing insurance policy: A. Policy covering the liability of directors and officers in the Company, as they may be from time to time, including directors and officers who are or who are likely to be considered controlling shareholders in the Company, all the directors and officers in companies in which the Company holds 50% or more, directors and officers representing the Company in companies in which the Company holds less than 50%, and senior employees who are not officers for managerial actions taken by them. B. Limits of liability: The liability limit is USD 50 million per claim and in total for all claims in the insurance period and USD 10 million per claim and in total for the each year of insurance for legal expenses in Israel only. The liability limit for subsidiaries is half of this amount (as part of that liability limit).  C. The annual premium for the policy is USD 140,000. For further information, including pertaining to the matter of controlling shareholders who have a personal interest, see transaction report and notice of convening of an general meeting published by the Company on October 14, 2010, noted here by way of reference.

25
Covering the liability of directors and officers, as they may be from time to time, including directors and officers who are or who are likely to be considered controlling shareholders in the Company, all the officers in companies in which the Company holds 50% or more, officers representing the Company in companies in which the Company holds less than 50%, and senior employees who are not officers for managerial actions taken by them.

11.	Framework transaction for D&O liability insurance

On March 7, 2011 the Company’s Board of Directors, subsequent to approval by the audit committee, approved a framework transaction, subject to approval by the general meeting for a period of three years from April 14, 2011 through to April 13, 2014, for the Company's engagement, during the normal course of business, in future insurance policies to cover the liability of directors and officers, as may be from time to time, including directors and officers who are or who are likely to be considered controlling shareholders in the Company, and all by way of a framework transaction as defined in the Companies Regulations (Reliefs in Transactions with an Interested Party), 2000 ("Relief Regulations"). The Company will acquire a policy with liability limit of USD 100 million per claim and in total for each insurance year, and up to USD 20 million per claim or in total for the insurance period for legal expenses in Israel only Furthermore, the accumulative liability limit for subsidiaries is half of this amount (as part of the above liability limit). The annual premium that the Company will pay will not exceed USD 185,000 with the addition of up to 20% of this amount. The Company will be permitted to acquire insurance with liability limit exceeding USD 100 million provided that the annual premium that the Company will pay will not exceed USD 185,000 with the addition of up to 20% of this amount. Any purchase of a new insurance policy in the future as mentioned above will be approved by the Company’s Audit Committee and the Board of Directors who will determine whether it complies with the terms of the framework transaction as set forth above.

12.	Acquisition of an officers liability insurance police for one year

On March 7, 2011, the audit committee and Board of Directors resolved to approve an agreement to purchase a D&O insurance policy from April 14, 2011 through to April 13, 2012.  The annual premium that the Company will pay is USD 185,000. The liability limit is USD 100 million per claim and in total for each insurance year, and up to USD 20 million per claim or in total for the insurance period for legal expenses in Israel only Furthermore, the accumulative liability limit for subsidiaries is half of this amount (as part of the above liability limit).The transaction requires approval of the general meeting. With regard to directors who are controlling shareholders or their relatives, the policy was approved in accordance with Regulation 1B(5) of the Relief Regulations. Accordingly, in the event that an objection is lodged as stipulated in Regulation 1C(a) of the Relief Regulations with respect to the application of the policy for directors who are controlling shareholders or their relatives, the policy will require the approval of the general meeting by majority vote as set forth in section 275 of the Companies Law.

13.	Use of space segments by DBS from Space Communications Ltd. (“Spacecom”)

DBS has a series of agreements with Spacecom, a company controlled by Eurocom Holdings and Eurocom Communications, for the use of space segments of Amos 2 and Amos 3 satellites. The lease fees DBS paid Space in 2010 amounted to NIS 87 million. These agreements were signed before B Communications acquired control in the Company, therefore at the date the agreements were signed, the approval of the Company’s organs was not required pursuant to Chapter 5 in Part VI of the Companies Law For further information pertaining to the terms of the agreement see section 5.18.1 of Chapter A of the periodic report.

Transactions  not included in section 270(4) of the Companies Law and are not negligible

1.	DBS raising debt

On November 2, 2010 the Company's audit committee and board of directors resolved that the Company will vote at the general meeting of the shareholders of DBS in favor of raising debt by DBS in a total amount of up to NIS 450 million. For further information see immediate report concerning the approval of a transaction in which the controlling shareholder of the Company has a personal interest, dated November 2, 2010.  On March 7, 2011, the Company's board of directors (following approval by the audit committee) approved the Company voting in the general meeting of the shareholders of DBS in favor of raising debt by DBS in a total amount of NIS 120 million

2.	Acquisition of converters and settlement agreement to dismiss mutual claims

On March 7, 2010, the Company’s Board of Directors (after approval of the audit committee), approved a settlement agreement with Pace Micro Technology Plc ("Pace") to end and settle the claim that DBS filed  against Pace (principal of NIS 31 million) and the counter-claim filed by Pace against DBS and against Eurocom Digital Communications (principal of NIS 43 million). For a description of the foregoing litigations also see section 5.20.1.A of Chapter A of the periodic report.  Under the settlement agreement, all the foregoing legal proceedings will be terminated without any of the parties admitting to the claims of the other parties, DBS will purchase converters from Pace (in a total amount of USD 4.158 million) and Pace will provide DBS, fee of charge, an additional quantity of converters (equivalent in total, in accordance with the terms of the purchase agreement for the converters, amounting to USD 1.8 million).  For the sake of caution, the settlement agreement was brought for approval of the audit committee and the board of directors of the Company as a transaction that is not extraordinary and in which the controlling shareholder has a personal interest. As of the reporting date, the foregoing settlement agreement has not yet been signed.

10.	Regulation 24: Holdings of interested parties and senior officers in shares and other securities of the Company, a subsidiary or related company, as close as possible to the reporting date

A.	Company shares and securities convertible into shares of the Company

Name of holder	Type of security26	Number of convertible NIS securities - ratio 1:1	Number of NIS 1 par value shares each	Rate of holding in votes and in equity 27	Number of NIS 1 par value shares Fully diluted	Percentage of holding Fully diluted
B. Communications Ltd.	Ordinary shares	-	814,211,545	30.29%	814,211,545	29.08%
Shlomo Rodav (Director)	Executive options	9,000,000	-	0.00%	9,000,000	0.32%
Amikam Shorer (Director)	Ordinary shares	-	41,869	0.00%	41,869	0.00%
Rami Nomkin (Director)	2010 Options	47,774	-	0.00%	47,774	0.00%
Yehuda Porat (Director)	Executive options	100,000	-	0.00%	100,000	0.00%
	2010 Options	39,681	-	0.00%	39,681	0.00%
Avi Gabbay (CEO)	Ordinary shares	-	20,600	0.00%	20,600	0.00%
	Executive options	2,844,483	-	0.00%	2,844,483	0.10%
Shaul Elovitch (Chairm of Board of Directors)28	Ordinary shares	-	72,360	0.00%	72,360	0.00%
Alan Gelman (Deputy CEO and CFO)	Executive options	1,166,667	-	0.00%	1,166,667	0.04%
Linor Yochelman (Company Secretary)	Executive options	33,334	-	0.00%	33,334	0.00%
	2010 Options	41,000	-	0.00%	41,000	0.00%
Danny Oz (Accountant)	Ordinary shares	-	4,702	0.00%	4,702	0.00%
	Executive options	100,000	-	0.00%	100,000	0.00%
	2007 Options	30,113	-	0.00%	30,113	0.00%
	2010 Options	50,000	-	0.00%	50,000	0.00%
Gil Sharon (CEO of Pelephone)	Executive options	1,750,000	-	0.00%	1,750,000	0.06%
Yitzhak Benbenisti (CEO of Bezeq International)	Executive options	833,333	-	0.00%	833,333	0.03%
Yuval Keinan (VP Engineering and Network)	Executive options	233,333	-	0.00%	233,333	0.01%
Ran Guron (VP Marketing)	Executive options	300,000	-	0.00%	300,000	0.01%
Itamar Harel (VP, Manager of Private Division)	Executive options	375,000	-	0.00%	375,000	0.01%
Eli Frank (VP IT)	Executive options	233,334	-	0.00%	233,334	0.01%
Eyal Kamil (VP Operations and Logistics)	Executive options	425,000	-	0.00%	425,000	0.02%
Yaakov Paz (VP, Manager of Business Division)	Executive options	300,000	-	0.00%	300,000	0.01%
Ehud Mezuman (VP Human Resources)	Executive options	233,334	-	0.00%	233,334	0.01%
	Ordinary shares		6,282	0.00%	6,282	0.00%
Sharon Fleischer Ben Yehuda (VP Regulation)	Executive options	233,334	-	0.00%	233,334	0.01%
David Mizrachi (VP Economics and Budget)	Executive options	300,000	-	0.00%	300,000	0.01%
Amir Nahlieli (VP and Legal Counsel)	Executive options	700,000	-	0.00%	700,000	0.03%
Guy Hadass (Company Spokesman)	Executive options	33,334	-	0.00%	33,334	0.00%

26
"Executive Options" - options allotted under the options plan for senior managers and employees dated 2007 - see section Error! Reference source not found; " 2007 Options" - options allotted under employee options plan dated 2007 - see section 11B; "2010 Options" - options allotted under the employee options plan dated 2010 - see section 11.D.

27	Holdings below 0.01% are noted as 0.00%.

28
Shares held by Mrs. Iris Elovitch, wife of the indirect controlling shareholder and Chairman of the Board of Directors, Mr. Shaul Elovitch. Shares acquired prior to the transfer of control, during the course of 2006 and reported thus far under the B Communications Ltd. holdings Note.

B.	The Company’s other securities

As at the date of the periodic report, 880,100,000 Debentures (Series 5) of the Company are held by the subsidiary, Bezeq Zahav (Holdings) Ltd.

C.	Securities of a related company

As at the date of the periodic report, 15,015 DBS shares, constituting 50.22% of the issued equity are held by Eurocom DBS Ltd., a company indirectly controlled by Mr. Shaul Elovitch (the indirect controlling shareholder of the Company). For further information pertaining to trusteeship of these shares pursuant to the conditions of the regulatory approvals for the acquisition of control of the Company by B Communications, see section 1.3.1 of Chapter A of the periodic report - Description of the Company's Businesses.

11.	Standard 24A: Registered capital, issued capital, and convertible securities

A.	Registered equity and issued equity:

The Company's registered equity as at the date of the periodic report is 2,825,000,000 ordinary shares of NIS 1 par value each. The Company's issued and paid-up equity as at the publication date of the periodic report is 2,688,277,745 ordinary shares of NIS 1 par value each.

B.
2007 Employee Options Plan:  under an outline dated February 22, 2007, 78,151,368 options were allotted to employees. These options are exercisable into ordinary shares of NIS 1 par value each of the Company (including 59,574 options allotted to two employee directors on January 2, 2008 under the private placement report dated October 29, 2007). As at the publication date of the periodic report, 63,121,004 options have been exercised into shares and the balance of unexercised options is 15,030,071.

C.
The 2007 Options Plan for Managers and Senior Employees Under the options plan for managers and senior employees, which includes up to 65,000,000 options earmarked for exercise into up to 65,000,000 Company shares (less depreciation), as at the date of the periodic report 59,050,001 options, exercisable into ordinary shares of NIS 1 par value each of the Company, have been allotted. As at the publication date of the periodic report, 29,649,912 of these options have been exercised into shares and the balance of unexercised options is 29,400,089.

D.
2010 Employee Options Plan: In accordance with the employee options plan, which includes up to 70,000,000 shares of the Company of NIS 1 par value  each (which includes 87,455 options allotted to two employee directors, on January 25, 2011 under a private placement report dated December 20, 2010), 67,552,269 options are exercisable into ordinary shares of NIS 1 par value each were allotted under an outline dated December 20, 2010.  As at the publication date of the periodic report, options under this plan have not yet been exercised.

E.	Treasury shares: The issued equity of the Company does not include treasury shares.

12.	Standard 24B: Register of shareholders

The Company's Register of Shareholders is presented in this report by way of reference to the Company's statement of equity and from the registered securities of the Company and adjustments made on March 6, 2011 (pertaining to the appendix under section 4 of said statement).

13.	Standard 25A: Registered address of the Company

Address: 132 Menachem Begin Avenue, Azrieli Center, (Triangle Tower), Tel Aviv

Telephone 1:  03-626-2200;     Telephone 2:  03-626-2201;    Fax: 03-626-2209

Email: linoryo@bezeq.co.il (Company Secretary).

14.	Standard 26: Directors of the Company

A.	(1)	Name: Shaul Elovitch	I.D.: 042089367.

(2)	Date of birth: January 4, 1948

(3)	Address for delivery of court notices: 2 Dov Friedman Street, Ramat Gan, 52503

(4)	Citizenship: Israeli

(5)	Membership on Board of Directors Committees: Chairman of the Board of Directors.

(6)	The director is not an external director.

(7)	Employee of the Company, a subsidiary, related company or interested party: Yes, see particulars below.

(8)	Date of commencement of tenure: April 4, 2010

(9)	Education and employment during the past five years and details of the companies in which he serves as a director:

Chairman and owner of Eurocom Group.

The companies in which he serves as a director –

Pelephone Communications Ltd. – Chairman; Bezeq International Ltd. – Chairman; Bezeq Zahav (Holdings) Ltd. – Chairman; Walla! Communications Ltd; Bezeq Online Ltd. – Chairman; D.B.S. Satellite Services Ltd; Eurocom Holdings (1979) Ltd. – Chairman; Eurocom Communications Holdings 2005 Ltd; Eurocom Management Technologies (2005) Ltd.; Eurocom Properties Ltd.; Eurocom Property Holdings Ltd; Eurocom General Management Ltd.; Eurocom Holdings Management Ltd.; Eurocom Communications Ltd. - Chairman; Eurocom Cellular Communications Ltd. - Chairman; Eurocom Cellular Technologies (2000) Ltd.; Tapuz Cellular Systems Ltd.; Eurocom Industries (1986) Ltd. – Chairman; Eurocom Digital Communications Ltd. – Chairman; Trans-Global PTE Ltd. - Chairman; D.M. (3000) Engineering Ltd.; Radio Holdings E.U. Ltd. – Chairman; FM Radio Hashfala Ltd.; Radio Broadcasts Ltd. – Chairman; Space Communication Ltd.; Satcom Systems Ltd.; Gilat Satcom Ltd.; Gaya Com Ltd.; IP Planet Network Ltd.; Satlink Communication Ltd.; Internet Gold – Golden Lines Ltd. – Chairman; Internet Zahav International Ltd.; Internet Zahav International Holdings (2000) Ltd.; Eurocom Internet Zahav (1995) Ltd.; B Communications Ltd. – Chairman; B Communication (S.P. 1) Ltd.; B Communication (S.P. 2) Ltd.; Gold Mind Media Ltd. – Chairman; Gold Mind Limudim Ltd.; Eurocom Media-Net Holdings Ltd.; Eurocom Networks 21 Ltd.; Eurocom Networks and Technologies Ltd; Eurocom DBS Ltd. – Chairman; MNB Tulip Trustees (2002) Ltd.; Eurocom Holdings and Investment Ltd.; Eurocom Management and Investment 2005 Ltd.; E.G.R.E Ltd.; Eurocom Real Estate Ltd.; Mivnei Dolinger Construction and Investment Ltd.; Mivnei Dolinger (City Gate) Construction and Investment Ltd.; R.F. Investments and Promotion 1988 Ltd.; Continental – Construction & Investment Company – D.A. Ltd.; Eurocom Project Management (1990) Ltd.; Eurocom Development (1995), Ltd.; Ofek The New World, Ltd.; M.Z.N – R.B Trustees – Tulip (2002) Ltd.

Related to other interested parties in the Company:  Father of Or Elovitch and father-inlaw of Orna Elovitch Peled who, inter alia, serve as officers in Bezeq and its subsidiaries and/or related companies.  Furthermore, Shaul Elovitch is the brother of Yosef Elovitch, who is (through holdings) an interested party in Bezeq.

The Company considers the director as having accounting and financial expertise

814,211,545 Company shares, as aforesaid, are held by D.B. Communications (S.P. 2) Ltd., a private company registered in Israel, which is wholly owned and controlled by B Communications (S.P. 1) a private company registered in Israel.

B. Communications (S.P. 1) Ltd. is wholly owned and controlled by B Communications Ltd.  ("B Com"), an Israeli public company whose shares are traded by way of dual listing on the Tel Aviv Stock Exchange Ltd. and the NASDAQ. ("TASE" and "NASDAQ").

The controlling shareholder in B Com is Internet Gold – Golden Lines Ltd.  ("Internet Zahav"), an Israeli public company whose shares are traded by way of dual listing on the Tel Aviv Stock Exchange Ltd. and the NASDAQ, which holds 76.78% of the issued and paid-up share capital of B Com..

The balance of the issued and paid-up share capital of B Com is held by the public and, to the best of B Com's knowledge, by various interested parties in Clal Insurance Company Ltd. Group and Clal Finance Ltd. Group.  Furthermore, Eurocom Communications Ltd.  ("Eurocom Communications"), a private company controlled by Mr. Shaul Elovitch, is the owner and holder of 1.37% of the issued and paid-up share capital of B Com.

The controlling shareholder of Internet Zahav is Eurocom Communications, holding 73.83% of the issued and paid-up share capital of Internet Zahav. The balance of the issued and paid-up share capital of Internet Zahav is held by the public. Furthermore, Eli Holtzman, CEO of Internet Zahav and B Com, holds 0.90% of the issued and paid-up share capital of Internet Zahav.

Eurocom Communications is a private company whose interested parties are:  A.  Eurocom Holdings (1979) Ltd. which holds 50.33% of the issued and paid-up share capital of Eurocom Communications; Eurocom Holdings (1979) Ltd. is a private company owned by Mr. Shaul Elovitch who holds 80% of its ordinary shares and 75% of its management shares and his brother, Mr. Yosef Elovitch holds 20% of its ordinary shares and 25% of its management shares; B.  Four private companies owned by Mr. Shaul Elovitch and his brother, Mr. Yosef Elovitch (at holdings of 80% and 20%, respectively) which hold 49% of the issued and paid-up share capital of Eurocom Communications; C.  Mr. Shaul Elovitch, who holds 0.67% of the issued and paid-up share capital of Eurocom Communications.

It is noted that the Bezeq shares owned by B Communications (S.P. 2) Ltd., are held in trust by Poalim (Romema) Trustees Ltd., as trustee for B Communications (S.P. 2) Ltd as the owners on the one hand, and for entities who provided finance for the acquisition of the shares under a financing agreement dated February 11, 2010, as holders of a first ranking lien on the shares, on the other hand.

It is also noted that Ms. Iris Elovitch, the wife of Mr. Shaul Elovitch, holds 72,360 ordinary shares of Bezeq and 18,218 shares of Internet Zahav.

(10)	Related to another interested party in the Company: Yes

Father of Or Elovitch, father-in-law of Orna Elovitch Peled.

(11)	The Company considers the director as having accounting and financial expertise

B.	(1)	Name: Yitzhak Edelman	I.D. 50066174

(2)	Date of birth: July 7, 1950

(3)	Address: 4 Duchifat Street, Tel Mond

(4)	Citizenship: Israeli

(5)	Membership on the Board of Directors Committees: Audit Committee, Balance Sheet Committee

(6)	External director: Yes.

(7)	Employee of the Company, subsidiaries, affiliates or of an interested party: No

(8)	Commencement of tenure: February 1, 2008 (Mr. Edelman's tenure was extended for a further 3 years as of February 1, 2011).

(9)	Education and employment during the past five years and details of the companies in which he serves as a director:

BA (Accounting and Economics), Tel Aviv University

2005 – 2007 Deputy CEO and CFO at Ness Technologies Ltd.

1996 – 2005 – Director of Finance Division at Cellcom.

Director at:

(10)	Related to another interested party in the Company: No

(11)	The Company considers the director as having accounting and financial expertise and as an external expert director.

C.	(1)	Name: Orna Elovitch Peled	I.D.: 028735587.

(2)	Date of birth June 8, 1971

(3)	Address for delivery of court notices: 2 Dov Friedman Street, Ramat Gan, 52503

(4)	Citizenship: Israeli

(5)	Membership on Board of Directors Committees: No.

(6)	The director is not an external director.

(7)	Employee of the Company, a subsidiary, related company or interested party: No.

(8)	Date of commencement of tenure: April 14, 2010.

(9)	Education and employment during the past five years and details of the companies in which he serves as a director:

B.Sc. majoring in Finance and Economics, New York Institute of Technology.

2001-2005: Senior Vice VP, McCann Erickson; 2005-2009: CEO, McCann Boutique.

(10)	The companies in which he serves as a director – D.B.S. Satellite Services (1998) Ltd. and Bezeq International Ltd.

(11)	Related to other interested parties in the Company: Wife of Mr. Or Elovitch, a director at the Company and daughter-in-law of Mr. Shaul Elovitch, the controlling shareholder (through holdings).

D.	(1)	Name: Or Elovitch	I.D.: 038475117

(2)	Date of birth: May 24, 1976

(3)	Address for delivery of court notices: 2 Dov Friedman Street, Ramat Gan, 52503

(4)	Citizenship: Israeli

(5)	Membership on Board of Directors Committees: Compensation Committee

(6)	The director is not an external director.

(7)	Employee of the Company, a subsidiary, related company or interested party: Yes, see particulars below.

(8)	Date of commencement of tenure: April 14, 2010.

(9)	Education and employment during the past five years and details of the companies in which he serves as a director:

BA in Business Administration, College of Management; MBA majoring in Finance, City University of New York

Senior Vice President of Business Affairs and Investments for Eurocom Communications, Ltd. 2006-present; Chairman of the Board, Sahar Investments, Ltd. 2007-present; Chairman of the Board, Eurocom Capital Finance, Ltd. 2007-present; Chairman of the Board, Eurocom Capital Underwriting Ltd. 2009- present; Chairman of the Board, Satcom, Ltd. 2007-2008.

The companies in which he serves as a director –  Or Elovitch serves as a Director of Pelephone Communications, Ltd.; DBS Satellite Services (1998), Ltd.; Walla Communications, Ltd. (alternate); Bezeq Online, Ltd.; Bezeq Gold Holdings, Ltd.; Space-Communications, Ltd.; Satcom Ltd.; Gilat Satcom, Ltd.; Gaya Com, Ltd.; IP Planet Network, Ltd.; Satlink Communications, Ltd.; B Communications (SP1); B Communications (SP2); Seret: The Israeli Portal Movies Portal, Ltd.; Gold Mind Limudim, Ltd.; Eurocom Capital Finance, Ltd. – Chairman; Eurocom Capital Underwriting Ltd. – Chairman; Smart Capital, Ltd.; Pilat Global Media PLC;– Chairman; E.G.R.E. Ltd

(10)
Related to other interested parties in the Company:  Or Elovitvch is the son of Shaul Elovitch the controlling shareholder in the Company and the husband of Orna Elovutch Peled who serves as a director of Company.  Furthermore, Or Elovitch is the nephew of Yosef Elovitch, who is (through holdings) an interested party in Bezeq.

(11)	The Company considers the director as having accounting and financial expertise

E.	(1)	Name: Eldad Ben Moshe	I.D.: 058774290.

(2)	Date of birth June 8, 1964

(3)	Address for delivery of court notices: 17 Bazelet Street, Shoham, 60850

(4)	Citizenship: Israeli

(5)	Membership on Board of Directors Committees: Committee for examining financial statements

(6)	The director is not an external director.

(7)	Employee of the Company, a subsidiary, related company or interested party: No.

(8)	Date of commencement of tenure: April 14, 2010.

(9)	Education and employment during the past five years and details of the companies in which he serves as a director:

B.A. in Accounting and Economics, Tel Aviv University; MBA, Tel-Aviv University and certified public accountant, Institute of Certified Public Accountants in Israel.

2008 – present – CEO of Inrom Industries Ltd. Group; 2008-2009 – CEO Grinstone Industries Ltd. and Inrom Industries Ltd.; 2003-2006 – CEO Nirlat Paints Ltd.; 2007 – present – Chairman of boards of directors of: Ytong, Ltd.; Module Building Industries, Ltd.; Alony Corporation, Ltd.; Orlite (Millennium) Ltd.; Ordan Metal Casting Industries, Ltd.; Nirlat Paints, Ltd. and director of Pelephone Communications Ltd.

(10)	Related to other interested parties in the Company: None.

(11)	The Company considers the director as having accounting and financial expertise

F.	(1)	Name: Eliyahu Holtzman	I.D.: 003669587.

(2)	Date of birth: July 22, 1948

(3)	Address for delivery of court notices: 8 Havradim Street, Kfar Sirkin, 49935

(4)	Citizenship: Israeli

(5)	Membership on Board of Directors Committees: Security Committee.

(6)	The director is not an external director.

(7)	Employee of the Company, a subsidiary, related company or interested party: Yes, see particulars below.

(8)	Date of commencement of tenure: April 14, 2010.

(9)	Education and employment during the past five years and details of the companies in which he serves as a director:

B.Sc. Chemistry and Pharmacy, University of Illinois

CEO Internet Gold – Golden Lines, Ltd.; CEO, Gold Mind Media, Ltd.; CEO, B Communications, Ltd.

The companies in which he serves as a director –  DBS Satellite Services (1998), Ltd.; Bezeq International, Ltd.; Bezeq Online, Ltd.; Internet Gold – Golden Lines, Ltd.; Gold Mind Media, Ltd.; Gold Mind Limudim, Ltd.; Nirshamin Lelimudim, Ltd.: Seret: The Israeli Movies Portal, Ltd.; Hype Active Media, Ltd. and Start Net, Ltd.

(10)	Related to other interested parties in the Company: None.

(11)	The Company does not consider the director as having accounting and financial expertise

G.	(1)	Name: Felix Cohen	I.D.: 26809806.

(2)	Date of birth: December 14, 1953

(3)	Address for delivery of court notices: 2 Dov Friedman Street, Ramat Gan, 52503

(4)	Citizenship: Israeli

(5)	Membership on Board of Directors Committees: Is not a member of the Board of Directors Committees:

(6)	The director is not an external director.

(7)	Employee of the Company, a subsidiary, related company or interested party: Yes, see particulars below.

(8)	Date of commencement of tenure: April 14, 2010.

(9)	Education and employment during the past five years and details of the companies in which he serves as a director:

CFO of Eurocom Group.

The companies in which he serves as a director –  Bezeq International, Ltd.; Bezeq Online, Ltd.; Internet Gold – Golden Lines, Ltd.; E.G.R.E, Ltd.; D. M. (3000) Engineering, Ltd.; Sahar Investments, Ltd.

(10)	Related to other interested parties in the Company: None.

(11)	The Company considers the director as having accounting and financial expertise

H.	(1)	Name: Rami Nomkin	I.D:042642306.

(2)	Date of birth January 14, 1949

(3)	Address for delivery of court notices: 129 Mohaliver Street, Yahud

(4)	Citizenship: Israeli

(5)	Membership on the Board of Directors Committees: Committee for examining financial statements

(6)	The director is not an external director.

(7)	Employee of the Company, a subsidiary, related company or interested party: The director serves as the head of the Company's sales department.

(8)	Commencement of tenure: 17/01/2007.

(9)	Occupation during past five years:

Education: High School

From 2009, manager of Bezeq's sales department; From 2001 – manager of business center at Bezeq Business;

(10)	Related to other interested parties in the Company: None.

(11)	The Company does not consider the director as having accounting and financial expertise

I.	(1)	Name: Arieh Saban	I.D: 064902083

(2)	Date of birth: May 2, 1947

(3)	Address for delivery of court notices: 59 Kaplan Street, Herzlia

(4)	Citizenship: Israeli

(5)	Membership on the Board of Directors Committees: No.

(6)	The director is not an external director.

(7)	Employee of the Company, a subsidiary, related company or interested party: No.

(8)	Date of commencement of tenure: 11/10/2005.

(9)
Education and employment during the past five years and details of the companies in which he serves as a director:  For 15 years distributed and marketed children’s television programs through Israel Audio Visual Corp.

(10)	Related to other interested parties in the Company: None.

(11)	The Company does not consider the director as having accounting and financial expertise

J.	(1)	Name: Yehuda Porat	ID: 05976945

(2)	Date of birth February 18, 1968

(3)	Address for delivery of court notices: 2 Mevo Haro’im, Har Adar 90836

(4)	Citizenship: Israeli

(5)	Membership on Board of Directors Committees: Security Committee

(6)	The director is not an external director.

(7)	Employee of the Company, a subsidiary, related company or interested party: Manager of the Security, Safety and Emergency Department of the Company.

(8)	Date of commencement of tenure: January 17, 2007

(9)	Education and employment during the past five years and details of the companies in which he serves as a director:

LL.B., Kiryat Ono Academic College; Practical Electronic Engineer, Bezeq College, Jerusalem; Member of the Israel Bar Association; Bugging Location and Detection course given by an external advisor to the Security Services; Bugging Detection course – R.E.I., USA; Basic Data Protection for Security Officers course – Israel Security Agency (ISA); Interrogation course – ISA; IT Systems Security – ISA; Critical computer systems security course – ISA; Advanced course in protecting computerized systems from information warfare – ISA ; Directors in Private and Public Companies course - The Israeli Center for Management; Advanced Directors course - The Israeli Center for Management; Analysis of Financial Reports and Corporate Value Assessment course - The Israeli Center for Management; Qualified Mediator course – Israel Bar Association

Occupation during past five years: 1999-2007 Manager of Bezeq’s Bugging Detection and Special Jobs Department; 2007-present Manager of Bezeq’s Security, Safety and Emergency Department

(10)	The companies in which he serves as a director – None.

(11)	Related to other interested parties in the Company: None.

K.	(1)	Name: Mordechai Keret	I.D.: 054759915

(2)	Date of birth: May 7, 1957

(3)	Address for delivery of court notices: 12 Hanurit Street, Tel Mond	.

(4)	Citizenship: Israeli

(5)	Membership on Board of Directors Committees: Audit Committee – Chairman; Committee for examining financial statements – Chairman; Compensations Committee – Chairman; Security Committee

(6)	The director is an external director.

(7)	Employee of the Company, a subsidiary, related company or interested party: No.

(8)	Date of commencement of tenure: February 4, 2010

(9)	Education and employment during the past five years and details of the companies in which he serves as a director:

CPA -  BA  in Accounting and Finance, Tel Aviv University

Occupation during past five years: Since 2002, CEO and owner of consulting and investment firm, Keret Management and Holdings; 7/2008-9/2009, Chairman, Board of Directors, Gmul Investment Company; 12/2007-7/2009, Director, Gmul Investment Company. 2007-2/2008, Chairman, Board of Directors, Multimatrix, Ltd.; 2000-7/2007, Director, Shikun & Binui, Ltd.; 1998-9/2007, Director, Gain Holdings, Ltd.; 1993-2006, Senior Vice President CFO, Arison Investments, Ltd.; 12/2007-7/2009, Director, Gmul Real Estate, Ltd.;

The companies in which he serves as a director –  Director of TIA Investments – external director, Priortech Ltd., ISSTA Lines, Ltd

(10)	Related to other interested parties in the Company: No.

(11)	The Company considers the director as having accounting and financial expertise and as an external expert director.

L.	(1)	Name: Amikam Shorer	I.D: 059821983

(2)	Date of birth: July 27, 1967

(3)	Address for delivery of court notices: 2 Dov Friedman Street, Ramat Gan, 52503

(4)	Citizenship: Israeli

(5)	Membership on Board of Directors Committees: Compensations Committee and Security Committee

(6)	The director is not an external director.

(7)	Employee of the Company, a subsidiary, related company or interested party: Yes, see particulars below.

(8)	Date of commencement of tenure: April 14, 2010.

(9)	Education and employment during the past five years and details of the companies in which he serves as a director:

BA LLB, Bar Ilan University

Occupation during past five years: Senior Vice President for Business Affairs,; Eurocom Communications, Ltd.; CEO and Director, Sahar Investments, Ltd.; Chairman; and Director, Satcom Systems, Ltd. (CEO 2007-2008).

The companies in which he serves as a director –  Pelephone Communications, Ltd.; DBS Satellite Services (1998), Ltd.; Bezeq Online, Ltd.; Bezeq Zahav (Holdings), Ltd.; Walla Communications, Ltd. (alternate); Space- Communication, Ltd.; Satcom Systems, Ltd.; Gilat Satcom, Ltd.; Gaya Com, Ltd.; IP Planet Network, Ltd.; Satlink Communications, Ltd.; Internet Gold – Golden Lines, Ltd.; B Communications (SP1); B Communications (SP2); Gold Mind Limudim, Ltd.; Eurocom Capital Underwriting, Ltd.; Sahar Investments, Ltd.; E.G.R.E, Ltd.; IP Planet Network Ltd. and IP Planet Communications, Ltd.

(10)	Related to other interested parties in the Company: None.

(11)	The Company does not consider the director as having accounting and financial expertise

M.	(1)	Name: Shlomo Rodav	ID: 030596860

(2)	Date of birth: October 27, 1949

(3)	Address for delivery of court notices: 5 Kerem Hazeitim St., Saviyon

(4)	Citizenship: Israeli

(5)	Membership on Board of Directors Committees: No

(6)	The director is not an external director.

(7)
Employee of the Company, a subsidiary, related company or interested party: Yes. He terminated his terms as Chairman of the board of directors on December 31, 2010 and is expected to terminate his employment on June 2, 2011 (at the end of the prior notice period in accordance with his employment agreement).

(8)	Date of commencement of tenure: September 4, 2007

(9)	Education and employment during the past five years and details of the companies in which he serves as a director:

BA (Economics), Tel Aviv University; MBA, Columbia University.

Employment during the past five years and details of the companies in which he serves as a director:

2011 – Director at Bezeq

2007 – 2010 – Chairman of Bezeq Board of Directors; Chairman of boards of directors of Pelephone, Bezeq International, Bezeq Online, Walla, director of DBS.

2003-2005 – chairman of the board of directors and CEO (2004-2005) of Gilat Satellite Networks Ltd.

1990-2007 – CEO and/or director and/or chairman of the board of directors of Kror Holdings Ltd. / Yafaora-Tavori Ltd. / Yafaora Ltd. / Tefogen Industries Ltd. / Whist Management Israel Ltd. / InirU Israel Ltd. / InirU Wireless Inc. / the Israel Shipping & Supply Corporation Ltd. / Nimphaea A.A. Ltd. / Turel Investments Ltd. Since August 2007, not acting as CEO and/or chairman of the board of directors of any of the above companies.

(10)	Related to other interested parties in the Company: No.

(11)	The Company considers the director as having accounting and financial expertise

N.	(1)	Name: Yehoshua Rosenzweig	ID: 013841069.

(2)	Date of birth: August 17, 1952

(3)	Address for delivery of court notices: c/o Rosenram, 52 Menachem Begin Avenue, Tel Aviv, 67137.

(4)	Citizenship: Israeli

(5)	Membership on Board of Directors Committees: Committee for examining financial statements and Audit Committee.

(6)	The director is an independent director.

(7)	Employee of the Company, a subsidiary, related company or interested party: No.

(8)	Date of commencement of tenure: November 22, 2010

(9)	Education: LL.B, Bar Ilan University; LL.M and LL.D, New York University.

Occupation during past five years: Since 2005, advocate at Rosenzweig & Aviram law firm; 2003 – 2006, Chairman of First International Bank; since 2005, founder and director in Rosenram Business Development Investment House Ltd.; since 2009, Chairman of the Executive Committee of Bar Ilan University; Keren Matana – committee member, Harmonia – committee member.

The companies in which he serves as a director –  Rosenram Business Development Ltd., Rosenram; Trust Co. Ltd., Rosenzweig Legal Services Ltd., Waterfall Solutions Ltd. – Chairman of the Board,; Keren Mor International Real Estate Ltd.; Rosetta Genomics Ltd.; Gita Technologies Ltd. – Chairman of the Board; Solarpower Systems Ltd. – Chairman of the Board, Alrov Real Estate & Hotels Ltd.; Tzohar Simulation Investments Ltd., Babua Advanced Sciences Ltd., Babua Simulation Investments (1996) Ltd.;

(10)	Related to other interested parties in the Company: None.

(11)	The Company considers the director as having accounting and financial expertise

15.	Standard 26A: Senior officers in the Company

A.	(1)	Name: Avraham Gabbay	ID: 59777920

(2)	Date of birth: 22/02/1967

(3)	Serves in this position since: 14/11/2007

(4)	The office he holds in the Company: CEO

(5)	Is he a family member of another senior officer or of an interested party: Yes. Interested party in the Corporation by virtue of his service as Company CEO.

Education and business experience over the past five years:

BA in Economics,  Hebrew University

MBA, Hebrew University

6/07-11/07 – Acting CEO of Bezeq, The Israel Telecommunications Corp. Ltd.

7/03-6/07 – CEO Bezeq International

B.	(1)	Name: Ran Guron	ID: 024113268

(2)	Date of birth: December 25, 1968

(3)	Serves in this position since: January 9, 2006

(4)	The office he holds in the Company: VP Marketing

(5)	Is he a family member of another senior officer or of an interested party: No

(6)	Education and business experience over the past five years:

BA Economics and Business Administration, Hebrew University

MBA, Hebrew University

C.	(1)	Name: Alan Gelman	ID: 015704307

(2)	Date of birth:	05/11/1955

(3)	Serves in this position since: 15/02/2008

(4)	The office he holds in the Company: CFO and Deputy CEO

The position that he holds in a subsidiary of the Company, a related company or an interested party:

Director of: Pelephone Communications Ltd.; Walla! Communications Ltd.

(5)	Is he a family member of another senior officer or of an interested party: No

(6)	Education and business experience over the past five years:

B A., Queens College, New York

MBA, Hofstra University, New York

Certified Public Accountant in Israel

CPA in the State of New York

2006-2007 – CFO and Deputy CEO of Delek Group

2001-2006 – CFO at Partner Communications Ltd.

D.	(1)	Name: Guy Hadas	ID: 029654472

(2)	Date of birth: 08/09/1972

(3)	Serves in this position since: 9/12/2007

(4)	The office he holds in the Company: Company spokesperson

(5)	Is he a family member of another senior officer or of an interested party: No

(6)	Education and business experience over the past five years:

BA in Economics and Media, Tel Aviv University

MBA, Tel Aviv University

2002 – 2007 – Globes [Israeli financial newspaper] journalist

E.	(1)	Name: Itamar Harel	ID: 028054666

(2)	Date of birth: October 18, 1970

(3)	Serves in this position since: October 25, 2007

(4)	The office he holds in the Company: VP, Manager of Private Division

(5)	Is he a family member of another senior officer or of an interested party: No

(6)	Education and business experience over the past five years:

MBA in Marketing and Accounting, Hebrew University

2002-2007 – Manager of Private Marketing Department and Manager of Private and Medium and Small Business Sales and Services Department at Bezeq

F.	(1)	Name: Linor Yochelman	ID: 032037939

(2)	Date of birth: February 11, 1975

(3)	Serves in this position since: August 19, 2007

(4)	The office he holds in the Company: Company Secretary

The position that he holds in a subsidiary of the Company, a related company or an interested party:

Company secretary of subsidiaries:   Bezeq International Ltd.; Bezeq Online Ltd.; Bezeq Zahav Holdings Ltd.

(5)	Is she a family member of another senior officer or of an interested party: No

(6)	Education and business experience over the past five years:

BA Business Administration, Interdisciplinary Center, Herzliya

LL.B, Interdisciplinary Center, Herzliya

2004-2007 Company secretary of The Phoenix Group

G.	(1)	Name: Ehud Mezuman	ID: 052176336

(2)	Date of birth: February 17, 1954

(3)	Serves in this position since: 25/10/2007

(4)	The office he holds in the Company: VP Human Resources

(5)	Is he a family member of another senior officer or of an interested party: No

Education and business experience over the past five years:

3 years studies at Tel Aviv University – Social Sciences (no degree)

2005-2007 – Deputy VP Human Resources and Director of Management Development Department

2001-2005 – Director of Management Development & Training Department, Bezeq

H.	(1)	Name: Dudu Mizrachi	ID: 024810368

(2)	Date of birth: January 28, 1970

(3)	Serves in this position since: June 28, 2007

(4)	The office he holds in the Company: VP Economics & Budgets

(5)	Is he a family member of another senior officer or of an interested party: No

(6)	Education and business experience over the past five years:

BA Economics, Hebrew University in Jerusalem

2000-2007 – Director of Regulations Department at Bezeq

I.	(1)	Name: Amir Nachlieli	ID: 23012313

(2)	Date of birth: May 30, 1967

(3)	Serves in this position since: January 1, 2009

(4)	The office he holds in the Company: VP, Legal Counsel

(5)	Is he a family member of another senior officer or of an interested party: No

Education and business experience over the past five years:

2007 – 2008 – Legal adviser to Colmobil Ltd.

2005 – 2006 – YaGusa Technology business development

MBA (expanded major in Finance), Tel Aviv University

BA Economics,  Hebrew University

LL.B, Hebrew University

J.	(1)	Name:	Danny Oz	ID: 054299953

(2)	Date of birth: June 16, 1956

(3)	Serves in this position since: September 1, 1998

(4)	The office he holds in the Company: Accountant and deputy CFO

(5)	Is he a family member of another senior officer or of an interested party: No

(6)	Education and business experience over the past five years:

BA Economics & Accounting, Hebrew University, Certified Public Accountant’s License

EMBA – Integrative Administration, Hebrew University

Since September 1998 – Company Accountant

K.	(1)	Name: Yaakov Paz	ID: 058610999

(2)	Date of birth: October 21, 1963

(3)	Serves in this position since: November 1, 2007

(4)	The office he holds in the Company: VP, Manager of Business Division

(5)	Is he a family member of another senior officer or of an interested party: No

(6)	Education and business experience over the past five years:

Since 2006 – Chairman of board of directors of Alcatel Telecom Israel Ltd.

2006 – CEO, DoubleU Advanced Mobile Solutions

2002-2006 – CEO and Chairman of Alcatel Telecom Israel Ltd.

L.	(1)	Name: Sharon Fleischer Ben Yehuda	ID: 028531648

(2)	Date of birth: April 25, 1971

(3)	Serves in this position since: June 1, 2006

(4)	The office he holds in the Company: VP Regulation

(5)	Is she a family member of another senior officer or of an interested party: No

(6)	Education and business experience over the past five years:

BA Political Science, , Hebrew University in Jerusalem

MA Public Policy and Administration, Hebrew University

Until May 31, 2006 – VP Regulation at Pelephone Communications Ltd.

M.	(1)	Name: Eli Frank	ID: 053337739

(2)	Date of birth: July 6, 1955

(3)	Serves in this position since: September 19, 2006

(4)	The office he holds in the Company: VP Information Systems

(5)	Is he a family member of another senior officer or of an interested party: No

(6)	Education and business experience over the past five years:

MBA, Tel Aviv University

BA Mathematics and Computer Science, Bar Ilan University

Professional qualifications (Programming, Systems Analysis, etc.) Mamram [IDF Central Computing Facility

Since 2004, information strategy and management consultant (freelance)

N.	(1)	Name: Yuval Keinan	ID: 032089245

(2)	Date of birth: 23/02/1975

(3)	Serves in this position since: 01/08/07

(4)	The office he holds in the Company: VP Engineering and Networks Division

(5)	Is he a family member of another senior officer or of an interested party: No

(6)	Education and business experience over the past five years:

BA Computer Science, Merci College

2005-2007 – VP Information Technologies (Engineering and Information Systems) at Bezeq International Ltd.

2003-2005 – Director, Engineering Operations, Bezeq International Ltd.

O.	(1)	Name: Eyal Kamil	ID: 057248999

(2)	Date of birth: 30/08/1961

(3)	Serves in this position since: 05/12/06

(4)	The office he holds in the Company: VP Operations & Logistics

(5)	Is he a family member of another senior officer or of an interested party: No

(6)	Education and business experience over the past five years:

BA, Industrial Engineering & Management, Tel Aviv University

MBA, Tel Aviv University

2005 – December 4, 2006 – Manager, Change Administration, Bezeq

P.	(1)	Name: Lior Segal	ID: 025695701

(2)	Date of birth: 09/09/1973

(3)	Serves in this position since: 24/01/11

(4)	The office he holds in the Company: Internal Auditor

(5)	Is he a family member of another senior officer or of an interested party: No

(6)	Education and business experience over the past five years:

BA, Industrial Engineering & Management, Tel Aviv University

MBA, Tel Aviv University

2005 – December 4, 2006 – Manager, Change Administration, Bezeq

Pelephone Communications Ltd.

Q.	(1)	Name: Gil Sharon	ID: 058381351

(2)	Date of birth: 12/09/1963

(3)	Serves in this position since: 11/10/05

(4)	The office he holds in the Company: CEO of subsidiary, Pelephone Communications Ltd.

(5)	Is he a family member of another senior officer or of an interested party: No

(6)
Education and business experience over the past five years: MBA, Tel Aviv University; LL.B, Tel Aviv University; BA Accounting, Tel Aviv University; Diploma – Accounting, Tel Aviv University, Israeli license to practice law; Certified Public Accountant in Israel; participated in IMC diploma course in Internal and Public Auditing; Corporate Governance Compliance Officer at Bezeq from 2010 until appointment as internal auditor; Manager of internal audit process at Bezeq from 2009 until appointment as internal auditor; 2007-2008 Accountant – Alut Communications Ltd.; 2005-2007, Manager of Revenue Assurance and SOX Division – Partner Communications, Ltd.

Bezeq International Ltd.

R.	(1)	Name: Yitzhak Benbenisti	ID: 059146415

(2)	Date of birth: 21/01/65

(3)	Serves in this position since: 01/11/2007

(4)	The office he holds in the Company: CEO of the subsidiary, Bezeq International Ltd.

(5)	Is he a family member of another senior officer or of an interested party: No

(6)	Education and business experience over the past five years:

BA Economics,  Hebrew University

MBA (expanded major in Finance and Marketing), Hebrew University

May – November 2007 – acting CEO at Bezeq International Ltd.

2003-2006 – Hewlett Packard Israel,   director and CEO of PC and distribution channel division

The Company has no independent authorized signatories.

Below are the names of the senior officers who completed their term of service during the course of 2010 and by the date of publication of the periodic report for 2010:

Officers

Malka Dror  -  Internal Auditor of the Company terminated her service on December 2, 2010.

The following directors terminated their service on date of transfer of control in the Company (April 14, 2010):

Adam Chesnoff, K.Kiarie, Michael Grabiner, Stephen Grabiner, Yoav Rubenstein Menachem Inbar,,  David Gilboa, Alon Shalev, Ran Gottfried, Zehavit Cohen.

The external director, Mr. Eyal Yaniv terminated his term of service in the Company on January 31, 2010.

16.	Standard 26B: Independent authorized signatory

The Company has no independent authorized signatories.

17.	Standard 27: The auditors of the Company

Somekh Chaikin, Certified Public Accountants

Address: 17 Ha’arba’a St.

Millennium Tower KPMG

Tel Aviv, 64739

Tel: 03-6848000

18.	Standard 28: Changes in the Memorandum or Articles of Association

A.	On February 4, 2010 articles 85.1, 88 and 103.1 were amended, becoming effective on August 31, 2010, as set forth in section 16.2 below.

B.
On December 16, 2010, as part of increasing the Company's registered equity to 2,825,000,000 shares of NIS 1 par value each, the Company's Articles of Association and Memorandum were amended accordingly.

19.	Standard 29(A): Recommendations and resolutions of the Board of Directors before the General Meeting and their resolutions which are not subject to the approval of the General Meeting

A.
Resolution of March 23, 2009 – (a)  to recommend to the General Meeting of shareholders of the Company to approve distribution of  a cash dividend in the total amount of NIS 2,453 million; (b) to recommend that the General Meeting of shareholders of the Company approve a bonus in the amount of NIS 3,244,935 (which is approximately 150% of his annual salary) for Mr. Shlomo Rodav, which is the maximum annual bonus under his employment contract, and as was approved by the General Meeting of the Company on June 1, 2008; (c) to recommend that the General Meeting of shareholders approve a bonus for Mr. Yehuda Porat for 2009 in the amount of NIS 90,000, for compliance with goals and based on administrative recommendation.

B.	Resolution of August 2, 2010 – to recommend to the General Meeting of shareholders of the Company to pay the shareholders of the Company a cash dividend in the total sum of NIS 1,280 million.

C.
Resolution of December 30, 2010 – to suggest to the general meeting of the Company's shareholders to approve a dividend to the Company's shareholders in a total amount of NIS 3 billion, the amount of the surplus profits of the Company, as defined in section 302 of the Companies Law, in six equal six-monthly installments during the course of 2011-2013 and subject to the approval of the court for the dividend.

D.
Resolution of March 7, 2011 – to recommend to the General Meeting of shareholders of the Company to distribute to the shareholders of the Company a cash dividend in the total sum of NIS 1,163 million. The dividend is subject to the approval of the general meeting of the Company's shareholders.

E.	Resolution of November 22, 2010 – not to approve the amendment to Article 131 of the Company's articles of association.

F.	Regarding extraordinary transactions, see sections 9 above and 21 below.

20.	Standard 29(C): Resolutions adopted at an Extraordinary General Meeting (EGM)

A.
Approval of the appointment and terms of service of Mordechai Keret as an external director, and to provide a writ of undertaking to indemnify, as an external director, for a period of three years (Resolution of February 4, 2010).

B.	Approval of the amendment to the Company's Articles of Association (articles 85.1' 88 and 103.1), as follows:

1.
At the end of Regulation 85.1, the following words will be added:  “Notwithstanding the foregoing, the current serving directors may, at any time, and from time to time, appoint as a director (who is not an external director) any person who is qualified to be appointed as a director in accordance with Section 224A of the Companies Law, in order to fill a place that becomes vacant for any reason and as long as the number of directors at any time does not exceed the existing number prior to the amendment.  A director appointed as aforesaid will serve for a period of no more than 90 days from date of appointment or until the next regular General Meeting when he can be elected.”

2.
Regulation 88 will be changed and replaced by the following text:  “The Board of Directors of the Company may continue working even if there is a vacancy on the board as long as the number of directors does not drop below the minimum. If the number of directors drops below the minimum number, the remaining Board of Directors may not act unless to appoint additional directors as stated in the last section of Regulation 85.1 and/or in order to convene at the earliest possible time a General Meeting for the purpose of appointing additional directors. During the interim period, until additional directors are appointed as stated, the Board of Directors may act for any purpose that is critical and urgent for the Company’s benefit, but not for other purposes.”

3.
Regulation 103.1 of the Articles of Association will be amended, so that instead of the words “three classified Directors”, it will now read, “three or four classified Directors" (This amended resolution became effective after receipt of the approval of the Minister of Communications as required under the Company's articles of association).

C.	Approval of the transaction to acquire a run off policy for the Company's officers' liability insurance (Resolution of March 8, 2010 – see particulars in section 9.C.7 above).

D.	Approval of the distribution of a cash dividend to the Company's shareholders in the amount of NIS 2,453 million. (Resolution dated April 8, 2010).

E.	Approval of a bonus for the Chairman of the Board of Directors in the amount of NIS 3,444,480 (Resolution dated April 8, 2010).

F.	(a) Approval of DBS debt settlement. (b) Approval of the settlement agreement with the former CEO of the Company, Mr. Yaakov Gelbard. (Resolution dated May 20, 2010 – see sections 9.C.1 and 2 above)).

G.
(a) Approval of the Company's agreement with Eurocom Communications Ltd. to provide ongoing management and consultancy service to the Company (see section 9.C.3. above); (b) Providing a prior undertaking of indemnification for the Company's new directors:  Messrs Or Elovitch, Orna Elovitch-Peled, Shaul Elovitch, Eldad Ben Moshe, Eli Hotzman, Felix Cohen and Amikam Shorer (see section 9.C.8 above);  (c)  Approval of the subsidiary, Pelephone engaging in an agreement with Eurocom Cellular Communications Ltd. to arrange the purchase and supply of Nokia products (terminal equipment, spare parts and accessories) to Pelephone and provision of maintenance services for these products – see section 9.C.4 above. (Resolution dated June 10, 2010).

H.
Approval of the vote at the general meeting of shareholders of DBS in favor of the agreement between DBS and Advanced Digital Broadcast S.A. and Eurocom Digital Communications Ltd. for the purchase of 47,500 yesMaxHD converters and for USD suppliers credit for an additional period of 60 days from Eurocom, with regard to the purchase of converters – see section 9.C.9 above. (Resolution of July 29, 2010).

I.	Approval of the distribution of a cash dividend to the Company's shareholders in the amount of NIS 1,280 million. (Resolution dated September 12, 2010).

J.
(a) Approval of the Company's agreement with DBS to amend the debt settlement of May 2010 and of September 2006. (b)  Approval of the agreement between Bezeq International and the Company to amend the debt settlement of January 2010 – see section 9.C.1 above; (c)  Approval of the Company's engagement in an agreement with DBS to authorize DBS to sell wireless routers to its customers - see section 1.C.1 above; (d) Approval of arrangement between the Company and DBS for mutual marketing of products and services – see section 9.C.6 above; (e) Approval of arrangement between the Bezeq International and DBS for mutual marketing of products and services – see section 9.C.6 above. (Resolution dated October 14, 2010).

K.
(a) Approval of the appointment and terms of service of Yehoshua Rosenzweig as an independent director, including a  writ of undertaking to indemnify. (b) Approval of money compensation to the employee directors, Rami Nomkin and Yehuda Porat for the delay in allotting options to them from the employee options plan of 2007.  (c) Approval for continuing the liability insurance policy for directors and officers, which was approved by the Company's Audit Committee and Board of Directors (on January 24, 2010 and January 28, 2010, respectively), under the "framework agreement" that was valid until October 10, 2010. Accordingly, to approve the continuation of the foregoing policy from that date until the end of the current policy, until April 13, 2011 (See particulars in section 22). (Resolution dated November 22, 2010) – see section 9.C.9 above.

L.
Approval to increase the Company's registered equity by 76,000,000 ordinary shares of NIS 1 par value each, which will be equal in all their rights to the ordinary shares of NIS 1 par value each of the Company, so that together with the current registered equity balance, the total registered equity of the Company will be 2,825,000,000  ordinary share of NIS 1 par value each, and to accordingly amend the Memorandum and Articles of Association of the Company. (Resolution dated December 16, 2010).

M.
Approval of the allotment of options (and shares deriving from their exercise) to the Company's employees under the employee options plan (as set forth in the Company's immediate report dated December 20, 2010), under which up to 70,000,000 options, exercisable into 70,000,000 ordinary shares of NIS 2 par value each. (Resolution dated January 11, 2011).

N.
Approval of distribution to the Company's shareholders amounting to a total of NIS 3 billion, which amount is in excess of the Company's profits, as defined in section 302 of the Companies Law, in six equal six-monthly installments during the course of the period 2011-2013, and subject to the court's approval of the distribution. (Resolution dated January 24, 2011).

O.
Approval of the allotment of options to employee directors (as part of their eligibility to receive options as Company employees) under the Company employees' options plan and in accordance with an outline and private placement report dated December 20, 2010. (Resolution dated January 25, 2011).

P.
Approval of the appointment of Mr. Yitzhak Edelman as an external director in the Company for a period of three additional years as of February 1, 2011 through January 31, 2014. (Resolution dated January 27, 2011).

21.	Standard 29A (1) – (3): Transactions requiring special approval (extraordinary transactions)

A.
On March 2, 2010 the board of directors approved granting bonuses for 2009 to the Chairman of the board of directors, CEO of Pelephone and CEO of the Company as set forth in section 7 above and for granting of bonuses to the VP Private Division (NIS 410,000), CFO (NIS 410,000), VP Human Resources (NIS 370,000) and VP Engineering and Networks (NIS 370,000). The payment of the bonus to the Chairman of the Board of Directors was approved by the general meeting of the Company's shareholders on April 8, 2010.

B.
On December 2, 2010, the board of directors approved granting a special retirement bonus in the amount of NIS 200,000 to Ms. Malka Dror, the internal auditor of the Company, upon termination of her tenure at this date (in addition to the retirement terms she is entitled to under her employment contract).

C.
On December 30, 2010 the board of directors adopted a compensations plan for senior managers in the Company and the subsidiaries, Pelephone Communications Ltd. and Bezeq International Ltd., which includes allotting of phantom options, updating the CEO's salary and amending the goal-based bonus formal for senior officers in the Company, as set forth in the Company's immediate report of the same date.

D.
On March 3, 2011 the board of directors approved granting bonuses for 2010 to the Chairman of the board of directors, CEO of the Company, CEO of Pelephone Communications Ltd. and CEO of Bezeq International as set forth in section 7 above. Payment of the bonus to the Chairman of the board of directors requires the approval of the Company's general meeting.

22.	Standard 29A (4): Liability insurance for directors and officers and indemnity obligations for officers

A.	Insurance

1
The resolution of the Company's general meeting dated May 16, 2005 regarding approval of the exercise of an option for the purchase of a run-off policy covering the liability of officers who served in the Company until the date of transfer of control in the Company to Ap.Sb.Ar, i.e. on October 11, 2005, for a period of seven years from said date

2
The resolution of the Company's general meeting dated December 26, 2007 concerning the approval of a "framework transaction" for the Company's engagement, during the normal course of business, in future insurance policies to cover the liability of directors and officers as may be from time to time, including directors and officers who are or who are likely to be considered controlling shareholders in the Company, all the officers in companies in which the Company holds 50% or more, officers representing the Company in companies in which the Company holds 50% or more, and senior employees who are not officer, for managerial actions taken by them, and all by way of a "framework transaction" as defined in the Companies Regulations (Reliefs in Transactions with an Interested Party), 5760-2000 ("the Relief Regulations"), at an annual premium of up to USD 510,000 plus a sum constituting up to 20% of that premium in respect of the current insurance cover.

3
The resolution of the Company's general meeting dated January 28, 2010 concerning an agreement to purchase an officers’ insurance policy, under the framework agreement that was approved by the general meeting of the Company's shareholders on December26,  2007, from the expiry date of the  of the ongoing directors’ and officers’ liability policy (the date of transfer of control from Ap.Sb.Ar. to B Communications as set forth in the immediate report issued by the Company on January 31, 2010 pertaining to the convening of a general meeting), and through to October 10, 2010. See section 9.C.9 above.

4
The resolution of the Company's general meeting dated January 28,  2010, which was approved by the general meeting of the Company's shareholders on March 8, 2010, concerning the conversion of the directors' and officers' insurance policy in the Company to a run-off29 policy. See section 9.C.7 above.

5
The resolution of the Company's general meeting of October 14, 2010 which was approved by the general meeting of the Company's shareholders on November 22, 2010, approving the purchase of a liability insurance policy for the current directors and officers in the Company and which was approved by the audit committee and the Company's board of directors (on January 24, 2010 and January 28, 2010, respectively. See section 9.C.9 above.

6
The decision of the Company's Board of Directors dated March 7, 2011, which has not yet been approved by the general meeting of the shareholders of the Company, pertaining to the Company purchasing, during the regular course of business, future insurance policies to cover liability of directors and officers, as they may be from time to time, including directors and officers who are and who may be considered to be controlling shareholders in the Company, and all by way of a framework transaction, as this is defined in the Relief Regulations, at an annual premium of USD 185,000 plus a sum constituting up to 20% of that premium in respect of the current insurance cover (and as specified above) and with liability limit of USD 100 million per claim and in total for the insurance period for legal expenses in Israel only.

7
The decision of the Company's board of directors, which has not yet been approved by the general meeting of the Company's shareholders concerning an agreement to purchase a D&O insurance policy from April 14, 2011 through to April 13, 2012.  The annual premium that the Company will pay is USD 185,000. The liability limit is USD 100 million per claim and in total for each insurance year, and up to USD 20 million per claim or in total for the insurance period for legal expenses in Israel only  Furthermore, the accumulative liability limit for subsidiaries is half of this amount (as part of the above liability limit). See section 9.C.11.

B.	Indemnification obligation

The resolution of the Company's general meeting dated January 17, 2007, concerning approval of a deed of indemnification all officers in the Company, for any liability or expense imposed on the officers due to their actions in their capacity as an officer in the Company (including their actions in subsidiaries), within the limitations provided under the Companies Law. The total amount of the indemnity was limited to a ceiling of 25% of the equity of the Company as may be at the time of actually paying the indemnity. The deed of indemnification shall apply to the list of types of occurrences, which was attached to the immediate report pertaining to the convening of the general meeting to approve the deed of indemnification. During 2007 – 2008 and until the date of publication of this report, an undertaking to indemnify was also approved for new officers who joined the Company.

It should be noted that in addition to the foregoing deeds of indemnification, in the past seven years the Company has undertaken to indemnity officers for the following instances:

A.	An advance undertaking to indemnify for any expense or financial liability which is imposed on an officer following a proceeding filed against him in respect of the Company's prospectus from May 2004.

29
to cover the liability of directors and officers as may be from time to time, including directors and officers who are or may be considered controlling shareholders in the Company, all the officers in companies in which the Company holds 50% or more, officers representing the Company in companies in which the Company holds 50% or more, and senior employees who are not officers, for managerial actions taken by them.

B.
An advance undertaking to indemnify Company officers who served in the Company at the time the undertaking to indemnify was made or who were in office during the seven years preceding that date, for any expense or financial liability imposed on an officer due to a claim by a shareholder who held, at any time during the fours years preceding the date on which the undertaking to indemnify was given, 15% and more of the issued share capital of the Company.

C.
An undertaking to indemnify to Company officers who served in the Company at the time an undertaking to indemnify was made or who were in office during the seven years preceding that date, to grant a loan for financing reasonable litigation expenses in a proceeding in which an officer is sued by another person, including a derivative action.  The loan will become a grant if a competent court does not impose liability on the officer in a rule absolute.

D.
The grant of an undertaking to officers that the insurance cover for events covered by an officers’ insurance policy, which the Company purchased in July 2003, will be maintained for seven years, provided that the cost of the insurance premium is reasonable.

E.
An undertaking to indemnify dated April 6, 2005 for financial liability imposed on Company officers for reasonable litigation expenses incurred by them in all matters pertaining directly or indirectly to a sale of State holdings in the Company.

F.
An undertaking dated May 16, 2005 to indemnify Company offers who were in office during the seven years preceding the date of completion of the sale of the controlling core of the Company to Ap. Sb. Ar.

Date	Bezeq The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:

Shaul Elovitch, Chairman of the Board of Directors

Abraham Gabbay, CEO